Filed pursuant to Rule 424(b)(5)
                                                     Registration No. 333-104150


PROSPECTUS SUPPLEMENT
(To the prospectus dated September 26, 2003)
--------------------------------------------------------------------------------

MDU RESOURCES GROUP, INC.

$30,000,000                    5.98% SENIOR NOTES DUE 2033
--------------------------------------------------------------------------------


NOTES
o We are offering $30,000,000 aggregate principal amount of our 5.98% Senior Notes due 2033.

o We will pay interest on the Senior Notes semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2004.

o We may redeem the Senior Notes at our option, in whole or in part, at any time at a make-whole redemption price, together with accrued and unpaid interest, if any, to the redemption date.

o The Senior Notes will be our unsubordinated obligations and, initially, will be secured by (1) the lien of a matching aggregate principal amount of our First Mortgage Bonds that we will issue to the Indenture Trustee for the benefit of the holders of the Senior Notes and (2) a junior lien on our Electric and Gas Utility Property, as described in the accompanying prospectus. On the Release Date, which is the date when the aggregate principal amount of all First Mortgage Bonds (and other Class A Bonds, if any), other than those held by the Indenture Trustee, does not exceed the greater of (a) 5% of the net book value of our Electric and Gas Utility Property or (b) 5% of our Capitalization, as described in the accompanying prospectus, the Senior Notes will, at our request and subject to satisfaction of specified conditions, become unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness.

o   We do not intend to list the Senior Notes on any securities exchange.

                                                   PER NOTE        TOTAL
    -------------------------------------------- ----------- -----------------
    Price to public (1)                            100.000%    $30,000,000
    -------------------------------------------- ----------- -----------------
    Underwriting discount                            0.875%    $   262,500
    -------------------------------------------- ----------- -----------------
    Proceeds, before expenses, to us (1)            99.125%    $29,737,500
    -------------------------------------------- ----------- -----------------

    (1) Plus accrued interest from December 15, 2003 of $1.3289 per $1,000 principal amount of Senior Notes, plus additional accrued interest, if any, for Senior Notes delivered after December 23, 2003.

INVESTING IN THE SENIOR NOTES INVOLVES RISKS. YOU SHOULD CAREFULLY READ THE ENTIRE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT, INCLUDING THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

UBS Securities LLC expects to deliver the Senior Notes through the book-entry facilities of The Depository Trust Company on or about December 23, 2003.

                               UBS Investment Bank

          The date of this prospectus supplement is December 16, 2003.

                                TABLE OF CONTENTS


PROSPECTUS SUPPLEMENT

Important Notice About Information In
   This Prospectus Supplement And
   The Accompanying Prospectus...............................................S-2
About This Prospectus Supplement.............................................S-2
Summary......................................................................S-3
Risk Factors.................................................................S-7
Use Of Proceeds.............................................................S-10
Capitalization..............................................................S-10
Description Of The Senior Notes.............................................S-11
Underwriting................................................................S-15
Experts.....................................................................S-16
Legal Opinions..............................................................S-16


PROSPECTUS

Risk Factors...................................................................3
Forward-Looking Statements.....................................................5
Where You Can Find More Information About Us...................................6
MDU Resources Group, Inc.......................................................8
Ratio Of Earnings To Fixed Charges.............................................9
Use Of Proceeds................................................................9
Selected Consolidated Financial Data...........................................9
Description Of The Debt Securities............................................10
Description Of The First Mortgage Bonds.......................................27
Description Of The Common Stock...............................................30
Description Of The Preference Share
   Purchase Rights............................................................34
Plan Of Distribution..........................................................36
Experts.......................................................................37
Legal Opinions................................................................38


                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
              PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     You should rely only on the information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus. Neither we nor the underwriter has authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriter is making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or that the information incorporated by reference in the accompanying prospectus is accurate as of any date other than the date of such documents incorporated by reference.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference which are described under "WHERE YOU CAN FIND MORE INFORMATION ABOUT US" in the accompanying prospectus, in their entirety before making an investment decision. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

     This prospectus supplement and the accompanying prospectus contain, or incorporate by reference, forward-looking statements. These forward-looking statements should be considered together with the cautionary statements described under "FORWARD-LOOKING STATEMENTS" in the accompanying prospectus and important factors included in the documents incorporated by reference which are described under "WHERE YOU CAN FIND MORE INFORMATION ABOUT US" in the accompanying prospectus.

                                     SUMMARY

     This summary highlights certain information appearing elsewhere in this document. This summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus supplement, the accompanying prospectus and the information incorporated by reference in the accompanying prospectus before purchasing the Senior Notes.

                            MDU RESOURCES GROUP, INC.

     We are a diversified natural resource company which was incorporated under the laws of the State of Delaware in 1924. Our principal executive offices are at the Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 222-7900.

     Montana-Dakota Utilities Co., one of our public utility divisions, through the electric and natural gas distribution segments, generates, transmits and distributes electricity and distributes natural gas in the northern Great Plains. Great Plains Natural Gas Co., another one of our public utility divisions, distributes natural gas in southeastern North Dakota and western Minnesota. These operations also supply related value-added products and services in the northern Great Plains.

     Through our wholly owned subsidiary, Centennial Energy Holdings, Inc., we own WBI Holdings, Inc., Knife River Corporation, Utility Services, Inc., Centennial Energy Resources LLC and Centennial Holdings Capital LLC.

     WBI Holdings is comprised of the pipeline and energy services and the natural gas and oil production segments. The pipeline and energy services segment provides natural gas transportation, underground storage and gathering services through regulated and nonregulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. The pipeline and energy services segment also provides energy-related management services, including cable and pipeline magnetization and locating. The natural gas and oil production segment is engaged in natural gas and oil acquisition, exploration and production activities primarily in the Rocky Mountain region of the United States and in and around the Gulf of Mexico.

     Knife River mines aggregates and markets crushed stone, sand, gravel and other related construction materials, including ready-mixed concrete, cement, asphalt and other value-added products, as well as performs integrated construction services, in the north central and western United States and in the states of Alaska, Hawaii and Texas.

     Utility Services is a diversified infrastructure company specializing in electric, gas and telecommunication utility construction, as well as industrial and commercial electrical, exterior lighting and traffic signalization throughout most of the United States. Utility Services also provides related specialty equipment manufacturing, sales and rental services.

     Centennial Resources owns electric generating facilities in the United States and has an investment in an electric generating facility in Brazil. Electric capacity and energy produced at these facilities are sold under long-term contracts to nonaffiliated entities. Centennial Resources includes investments in potential new growth opportunities that are not directly being pursued by the other business units, as well as projects outside the United States which are consistent with our philosophy, growth strategy and areas of expertise.

     Centennial Capital insures various types of risks as a captive insurer for certain of our subsidiaries. The function of the captive program is to fund the deductible layers of the insured companies' general liability and automobile liability coverages. Centennial Capital also owns certain real and personal property and contract rights.

                                  THE OFFERING

     For a more complete description of the terms of the Senior Notes, see "DESCRIPTION OF THE SENIOR NOTES."

     The Issuer.....................      MDU Resources Group, Inc.

     Offered Securities.............      $30,000,000 aggregate principal amount
                                          of 5.98% Senior Notes due 2033.

     Maturity.......................      The 5.98% Senior Notes will mature
                                          on December 15, 2033.

     Interest Payment Dates.........      We will pay interest on the Senior
                                          Notes semi-annually in arrears on
                                          June 15 and December 15 of each year,
                                          beginning June 15, 2004.

     Optional Redemption............      The Senior Notes may be redeemed at
                                          our option, in whole or in part, at
                                          any time at a make-whole redemption
                                          price, together with accrued and
                                          unpaid interest, if any, to the
                                          redemption date.  See "DESCRIPTION OF
                                          THE SENIOR NOTES -- Optional
                                          Redemption."

     Ranking........................      Until the Release Date, the Senior
                                          Notes will be secured by (1) the lien
                                          of a matching aggregate principal
                                          amount of our First Mortgage Bonds
                                          that we will issue to the Indenture
                                          Trustee for the benefit of the holders
                                          of the Senior Notes and (2) a junior
                                          lien on our Electric and Gas Utility
                                          Property (as defined under
                                          "DESCRIPTION OF THE DEBT SECURITIES --
                                          Lien of the Indenture" in the
                                          accompanying prospectus).

     Release Date...................      On the Release Date, which is the date
                                          when the aggregate principal amount
                                          of all First Mortgage Bonds (and
                                          other Class A Bonds, if any), other
                                          than those held by the Indenture
                                          Trustee, does not exceed the greater
                                          of (a) 5% of the net book value of
                                          our Electric and Gas Utility Property
                                          or (b) 5% of our Capitalization (as
                                          defined under "DESCRIPTION OF THE DEBT
                                          SECURITIES -- Class A Bonds"), the
                                          Senior Notes will, at our request and
                                          subject to satisfaction of specified
                                          conditions, become unsecured and rank
                                          equally with all of our other
                                          unsecured and unsubordinated
                                          indebtedness.

                                          Unless we purchase or defease some of
                                          our outstanding First Mortgage Bonds
                                          or increase the net book value of our
                                          Electric and Gas Utility Property or
                                          our Capitalization to at least $700
                                          million, the Release Date is unlikely
                                          to occur prior to April 1, 2012. See
                                          "DESCRIPTION OF THE DEBT SECURITIES --
                                          Discharge of Lien; Release Date" in
                                          the accompanying prospectus.

     Limitation on Secured Debt.....      So long as any Debt Securities are
                                          outstanding under the Indenture, we
                                          will not issue, incur or assume any
                                          debt secured by a lien upon any of our
                                          property, except for certain permitted
                                          secured debt, unless the Senior Notes
                                          are also equally and ratably secured
                                          by that lien or the holders of a
                                          majority of all outstanding Debt
                                          Securities issued under the Indenture,
                                          including the Senior Notes, consent
                                          to such incurrence or assumption.
                                          See "DESCRIPTION OF THE DEBT
                                          SECURITIES -- Limitation on Secured
                                          Debt" in the accompanying prospectus.

     Risk Factors...................      An investment in the Senior Notes
                                          involves risk.  You should carefully
                                          consider each of the risk factors
                                          described in this prospectus
                                          supplement and the accompanying
                                          prospectus under "RISK FACTORS."

     Use of Proceeds................      We estimate that the net proceeds of
                                          the offering will be approximately
                                          $29.5 million.  We intend to use these
                                          proceeds to repay approximately
                                          $25 million of outstanding
                                          indebtedness and for general
                                          corporate purposes.  The debt being
                                          repaid was incurred primarily to
                                          finance a 40-megawatt turbine located
                                          at Glendive, Montana which supports
                                          our public utility's electric
                                          operations.  See "USE OF PROCEEDS."

                        SUMMARY HISTORICAL FINANCIAL DATA

     The following information, which is presented in this prospectus supplement solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the more detailed information contained in or incorporated by reference in the accompanying prospectus. In our opinion, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the nine months ended September 30, 2003 and 2002 have been made. The income statement data for the nine months ended September 30, 2003 and September 30, 2002, respectively, are not necessarily indicative of the results for the entire year.


                                          NINE MONTHS ENDED
                                             SEPTEMBER 30,              FISCAL YEARS ENDED DECEMBER 31,
                                          -----------------             -------------------------------
                                          2003           2002         2002            2001           2000
                                          ----           ----         ----            ----           ----
                                             (UNAUDITED)
                                                                              (MILLIONS OF DOLLARS)

CONSOLIDATED INCOME STATEMENT DATA:
Operating revenues.................     $1,732.1      $1,474.6      $2,031.5        $2,223.6       $1,873.7
Operating income...................       $243.3        $187.2        $266.1          $273.3         $217.0

Net income (a).....................       $129.1        $102.5        $148.4          $155.8         $111.0

--------------------

(a) Net income for the nine months ended September 30, 2003, includes the effect of a $7.6 million after-tax noncash transition charge to earnings reflecting the cumulative effect of the change in accounting for asset retirement obligations as required by the adoption of Statement of Financial Accounting Standards No. 143. Net income for the fiscal year ended December 31, 2002, and the nine months ended September 30, 2002, includes the effect of a compromise agreement resulting in a $27.4 million ($16.6 million after-tax) gain realized in the first quarter of 2002.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table shows our ratio of earnings to fixed charges for the periods indicated:


    NINE MONTHS ENDED                      FISCAL YEARS ENDED DECEMBER 31,
    SEPTEMBER 30, 2003            2002      2001      2000      1999      1998
    ------------------            ----      ----      ----      ----      ----
           4.9                    4.9       5.4       4.2       4.5       2.5

For purposes of computing this ratio, earnings represent net income (excluding undistributed income for equity investee) plus income taxes, fixed charges and amortization of interest capitalized, less interest capitalized. Fixed charges represent interest, amortization of debt discount and expense on all indebtedness, and the interest portion of rents estimated at 33 1/3%, less amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).

                                  RISK FACTORS

     In considering whether to purchase the Senior Notes, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. These are risks we consider to be material to your decision whether to invest in the Senior Notes. There may be risks that you view in a different way than we do, and we may omit a risk that we consider immaterial, but you consider important. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. If any of the following risks, or any new risks, occurs, our business, financial condition or results of operations could be materially harmed. In that case, the value or trading price of the Senior Notes could decline.

ECONOMIC RISKS

     THE RECENT EVENTS LEADING TO THE CURRENT ADVERSE ECONOMIC ENVIRONMENT MAY HAVE A GENERAL NEGATIVE IMPACT ON OUR FUTURE REVENUES AND MAY RESULT IN A GOODWILL IMPAIRMENT FOR INNOVATUM, INC., OUR INDIRECT WHOLLY OWNED SUBSIDIARY.

     In response to the occurrence of several recent events, including the September 11, 2001, terrorist attack on the United States, the ongoing war against terrorism by the United States and the bankruptcy of several large energy and telecommunications companies and other large enterprises, the financial markets have been highly volatile. An adverse economy could negatively affect the level of governmental expenditures on public projects and the timing of these projects which, in turn, would negatively affect the demand for our products and services.

     Innovatum, which specializes in cable and pipeline magnetization and locating, is subject to the economic conditions within the telecommunications and energy industries. Innovatum could face a future goodwill impairment if there is a continued downturn in these sectors. At September 30, 2003, the goodwill amount at Innovatum was approximately $8.3 million. The determination of whether an impairment will occur is dependent on a number of factors, including the level of spending in the telecommunications and energy industries, the success of a newly developed hand-held locating device at Innovatum, rapid changes in technology, competitors and potential new customers.

     WE RELY ON FINANCING SOURCES AND CAPITAL MARKETS. OUR INABILITY TO ACCESS FINANCING MAY IMPAIR OUR ABILITY TO EXECUTE OUR BUSINESS PLANS, MAKE CAPITAL EXPENDITURES OR PURSUE ACQUISITIONS THAT WE MAY OTHERWISE RELY ON FOR FUTURE GROWTH.

     We rely on access to both short-term borrowings, including the issuance of commercial paper, and long-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from operations. If we are not able to access capital at competitive rates, the ability to implement our business plans may be adversely affected. Market disruptions or a downgrade of our credit ratings may increase the cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     o  A severe prolonged economic downturn
     o The bankruptcy of unrelated industry leaders in the same line of business
     o  Capital market conditions generally
     o  Volatility in commodity prices
     o  Terrorist attacks
     o  Global events

     OUR NATURAL GAS AND OIL PRODUCTION BUSINESS IS DEPENDENT ON FACTORS, INCLUDING COMMODITY PRICES, WHICH CANNOT BE PREDICTED OR CONTROLLED.

     These factors include: price fluctuations in natural gas and crude oil prices; availability of economic supplies of natural gas; drilling successes in natural gas and oil operations; the ability to contract for or to secure necessary drilling rig contracts and to retain employees to drill for and develop reserves; the ability to acquire natural gas and oil properties; and other risks incidental to the operations of natural gas and oil wells.

ENVIRONMENTAL AND REGULATORY RISKS

     SOME OF OUR OPERATIONS ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATIONS THAT MAY INCREASE OUR COSTS OF OPERATIONS, IMPACT OR LIMIT OUR BUSINESS PLANS, OR EXPOSE US TO ENVIRONMENTAL LIABILITIES. ONE OF OUR SUBSIDIARIES HAS BECOME SUBJECT TO LITIGATION IN CONNECTION WITH ITS COALBED NATURAL GAS DEVELOPMENT ACTIVITIES.

     We are subject to extensive environmental laws and regulations affecting many aspects of our present and future operations including air quality, water quality, waste management and other environmental considerations. These laws and regulations can result in increased capital, operating and other costs, as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to power plant emissions and coalbed natural gas development. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Public officials and entities, as well as private individuals and organizations, may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

     Existing environmental regulations may be revised and new regulations seeking to protect the environment may be adopted or become applicable to us. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material affect on our results of operations.

     Fidelity Exploration & Production Company, our indirect wholly owned subsidiary, has been named as a defendant in, and/or certain of its operations are the subject of, several lawsuits filed in connection with its coalbed natural gas development in the Powder River Basin in Montana and Wyoming. If the plaintiffs are successful in these lawsuits, the ultimate outcome of the actions could have a material effect on Fidelity's existing coalbed natural gas operations and/or its future development of its coalbed natural gas properties.

     WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS THAT MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND OUR RESULTS OF OPERATIONS.

     We are subject to regulation by federal, state and local regulatory agencies with respect to, among other things, allowed rates of return, financings, industry rate structures, and recovery of purchased power and purchased gas costs. These governmental regulations significantly influence our operating environment and may affect our ability to recover costs from our customers. We are unable to predict the impact on operating results from the future regulatory activities of any of these agencies.

     Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

RISKS RELATING TO OUR INDEPENDENT POWER PRODUCTION BUSINESS

     THE OPERATION OF POWER GENERATION FACILITIES INVOLVES MANY RISKS, INCLUDING START-UP RISKS, BREAKDOWN OR FAILURE OF EQUIPMENT, COMPETITION, INABILITY TO OBTAIN REQUIRED GOVERNMENTAL PERMITS AND APPROVALS AND INABILITY TO NEGOTIATE ACCEPTABLE ACQUISITION, CONSTRUCTION, FUEL SUPPLY, OFF-TAKE, TRANSMISSION OR OTHER MATERIAL AGREEMENTS, AS WELL AS THE RISK OF PERFORMANCE BELOW EXPECTED LEVELS OF OUTPUT OR EFFICIENCY.

     We are finalizing plans for the construction of a 113-megawatt coal-fired development project in Hardin, Montana. Based on demand and power pricing in the Northwest, the plant will be built on a merchant basis. Unanticipated events could delay completion of construction, start-up and/or operation of the project. Changes in the market price for power from our projections could also negatively impact earnings to be derived from the project.

RISKS RELATING TO FOREIGN OPERATIONS

     THE VALUE OF OUR INVESTMENT IN FOREIGN OPERATIONS MAY DIMINISH DUE TO POLITICAL, REGULATORY AND ECONOMIC CONDITIONS AND CHANGES IN CURRENCY EXCHANGE RATES IN COUNTRIES WHERE WE DO BUSINESS.

     We are subject to political, regulatory and economic conditions and changes in currency exchange rates in foreign countries where we do business. Significant changes in the political, regulatory or economic environment in these countries could negatively affect the value of our investments located in these countries. Also, since we are unable to predict the fluctuations in the foreign currency exchange rates, these fluctuations may have an adverse impact on our results of operations.

     Our 49 percent equity-method investment in a 220-megawatt natural gas-fired electric generation project in Brazil includes a power purchase agreement that contains an embedded derivative. This embedded derivative derives its value from an annual adjustment factor that largely indexes the contract capacity payments to the U.S. dollar. In addition, from time to time, other derivative instruments may be utilized. The valuation of these financial instruments, including the embedded derivative, can involve judgments, uncertainties and the use of estimates. As a result, changes in the underlying assumptions could affect the reported fair value of these instruments. These instruments could recognize financial losses as a result of volatility in the underlying fair values, or if a counterparty fails to perform.

OTHER RISKS

     COMPETITION IS INCREASING IN ALL OF OUR BUSINESSES.

     All of our businesses are subject to increased competition. The independent power industry includes numerous strong and capable competitors, many of which have greater resources and more experience in the operation, acquisition and development of power generation facilities. Utility services' competition is based primarily on price and reputation for quality, safety and reliability. The construction materials products are marketed under highly competitive conditions and are subject to such competitive forces as price, service, delivery time and proximity to the customer. The electric utility and natural gas industries are also experiencing increased competitive pressures as a result of consumer demands, technological advances, deregulation, greater availability of natural gas-fired generation and other factors. Pipeline and energy services competes with several pipelines for access to natural gas supplies and gathering, transportation and storage business. The natural gas and oil production business is subject to competition in the acquisition and development of natural gas and oil properties as well as in the sale of its production output.

     WEATHER CONDITIONS CAN ADVERSELY AFFECT OUR OPERATIONS AND REVENUES.

     Our results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas, affect the wind-powered operation at the independent power production business, affect the price of energy commodities, affect the ability to perform services at the utility services and construction materials and mining businesses and affect ongoing operation and maintenance activities for the pipeline and energy services and natural gas and oil production businesses. In addition, severe weather can be destructive, causing outages and/or property damage, which could require additional costs to be incurred. As a result, adverse weather conditions could negatively affect our results of operations and financial condition.

                                 USE OF PROCEEDS

     The net proceeds from the offering will be approximately $29.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the aggregate net proceeds from this offering to (1) repay approximately $25 million of outstanding indebtedness having, as of December 15, 2003, an annual interest rate of 1.12 % and maturing on December 24 and December 30, 2003, and (2) for general corporate purposes. The debt being repaid was incurred primarily to finance a 40-megawatt turbine located at Glendive, Montana which supports our public utility's electric operations.

                                 CAPITALIZATION

     The following table sets forth our long-term debt, preferred stock (without mandatory redemption provisions) and common stockholders' equity at September 30, 2003, and as adjusted to reflect the issuance of the Senior Notes and the use of approximately $25 million of the proceeds from such issuance to repay outstanding indebtedness. Our information set forth in the table below is reported on a consolidated basis and is only a summary and should be read together with our consolidated financial statements and the related notes, in each case incorporated by reference in this prospectus supplement and the accompanying prospectus.

     In addition, you should note that the term "Capitalization," as used in the Indenture and in connection with the Release Date for the Senior Notes, is a separate measure of our capitalization that is calculated on an unconsolidated basis. See "DESCRIPTION OF THE SENIOR NOTES - General" in this prospectus supplement and "DESCRIPTION OF THE DEBT SECURITIES - Class A Bonds" in the accompanying prospectus.

                                                    At September 30, 2003
                                                    ---------------------
                                                Actual               As Adjusted
                                              ----------             -----------
                                                        (unaudited)
                                                      (In thousands)
CAPITALIZATION:
     Long-Term Debt                           $   988,804             $  993,804
     Preferred Stock (without mandatory            15,000                 15,000
     redemption provisions)
     Common Stockholders' Equity                1,403,737              1,403,737
         Total Capitalization                 $ 2,407,541             $2,412,541


                         DESCRIPTION OF THE SENIOR NOTES

     The following is a description of the terms of the Senior Notes. This description supplements and to the extent inconsistent, replaces, and should be read together with, the description of the general terms and provisions of the Debt Securities and the First Mortgage Bonds set forth in the accompanying prospectus under "DESCRIPTION OF THE DEBT SECURITIES" and "DESCRIPTION OF THE FIRST MORTGAGE BONDS." The following description is subject to and qualified in its entirety by reference to the provisions of the Indenture, to be dated as of December 15, 2003, between us and The Bank of New York as Indenture Trustee, under which the Senior Notes will be issued.

GENERAL

     The Senior Notes will be issued as a series of debt securities under the Indenture, initially in an aggregate principal amount of $30,000,000. Subject to the conditions set forth in the accompanying prospectus under "DESCRIPTION OF THE DEBT SECURITIES -- Issuance of Additional Debt Securities," we may, without the consent of the holders, issue additional Senior Notes of the same series on the same terms and conditions and with the same CUSIP number as the Senior Notes being offered hereby, except for issue date, issue price and, if applicable, the initial interest payment on those additional Senior Notes.

     The Senior Notes will be issued only in fully-registered form in denominations of $1,000 and its integral multiples. The Senior Notes will be issued through the facilities of The Depository Trust Company, or DTC. Transfers or exchanges of beneficial interests in the Senior Notes may be effected only through records maintained by DTC or its nominee. Settlement and secondary trading in the Senior Notes will be in same-day funds. Payments of principal, premium, if any, and interest will be made to DTC in immediately available funds as described under "Book-Entry Only Issuance" below.

     As of October 31, 2003, we had $995.3 million of total indebtedness outstanding. None of this indebtedness will rank senior to the Senior Notes. While we may issue additional debt in the future, we have no present plan to do so.

     The Senior Notes will be our general unsubordinated obligations. None of our subsidiaries has any obligation with respect to the Senior Notes. To the extent that payment on the Senior Notes may be dependent upon the earnings of our subsidiaries, these payments would be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. Holders of the Senior Notes should not rely on the earnings and operations of our subsidiaries with respect to their investment in the Senior Notes. As of September 30, 2003, our subsidiaries had total debt outstanding of $813.1 million.

     Until the Release Date referred to below, the Senior Notes will be secured by (1) the lien of a matching aggregate principal amount of our First Mortgage Bonds that we will issue to the Indenture Trustee for the benefit of the holders of the Senior Notes and (2) a junior lien on our Electric and Gas Utility Property, as described in the accompanying prospectus under "DESCRIPTION OF THE DEBT SECURITIES -- Security" and "--Discharge of Lien; Release Date." The Release Date may occur at any time when the aggregate amount of all outstanding First Mortgage Bonds (and other Class A Bonds, if any), other than those held by the Indenture Trustee, does not exceed the greater of:

     o 5% of the net book value of our Electric and Gas Utility Property (as described in the accompanying prospectus under "DESCRIPTION OF THE DEBT SECURITIES -- Lien of the Indenture") or;

     o 5% of our Capitalization (as described in the accompanying prospectus under "DESCRIPTION OF THE DEBT SECURITIES -- Class A Bonds").

As of September 30, 2003, we had outstanding $35 million aggregate principal amount of First Mortgage Bonds due April 1, 2012 that are not redeemable prior to maturity. Unless we purchase or defease some of this series of First Mortgage Bonds or increase the net book value of our Electric and Gas Utility Property or our Capitalization to at least $700 million, the Release Date is unlikely to occur prior to April 1, 2012. As of September 30, 2003, the net book value of our Electric and Gas Utility Property was $364.9 million, and our Capitalization was $355.6 million.

MATURITY AND INTEREST

     The Senior Notes will mature on December 15, 2033, and will bear interest at the rate of 5.98% per annum. Interest will accrue from December 15, 2003, or the most recent interest payment date to which interest has been paid or duly provided for. Interest on the Senior Notes will be payable, semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2004, to holders of record at the close of business on the date (whether or not such day is a business day) fifteen calendar days immediately preceding the corresponding interest payment date, except that interest payable at maturity will be paid to the person to whom principal is paid. If an interest payment date or the maturity date falls on a day that is not a business day, the related payment of interest or principal will be made on the next business day as if made on the date payment was due and no interest will accrue on the amount payable for the period from and after that interest payment date or the maturity date. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months, and with respect to any period less than a full month, on the basis of the actual number of days elapsed during such period.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

     As of September 30, 2003, we had $130.9 million aggregate principal amount of First Mortgage Bonds outstanding. First Mortgage Bonds may be issued against property additions, refunded First Mortgage Bonds and/or deposit of cash. Prior to this offering and as of September 30, 2003, we could have issued approximately $174 million of First Mortgage Bonds based upon available Property Additions and approximately $164 million of First Mortgage Bonds based upon refunded First Mortgage Bonds. See "DESCRIPTION OF THE FIRST MORTGAGE BONDS -- Issuance of Additional First Mortgage Bonds" in the accompanying prospectus. In connection with this offering, we will issue $30 million of First Mortgage Bonds and deliver them to the Indenture Trustee to be held for the benefit of the holders of the Senior Notes as described above.

OPTIONAL REDEMPTION

     We may redeem the Senior Notes at our option, in whole or in part, at any time, at a redemption price equal to the greater of:

     o    100% of the principal amount of the Senior Notes to be redeemed, and

     o    a "make-whole" amount, which will be calculated as described below,

plus, in each case, accrued and unpaid interest on such redeemed Senior Notes to, but excluding, the date of redemption.

     The "make-whole" amount will equal the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the Treasury Rate (as defined below) plus 12.5 basis points.

     "Remaining Scheduled Payments" means the remaining scheduled payments of the principal and interest that would be due if the Senior Notes selected for redemption were not redeemed. However, if the redemption date is not a scheduled interest payment date, the amount of the next succeeding scheduled interest payment on those Senior Notes will be reduced by the amount of interest accrued on those Senior Notes to the redemption date.

     "Treasury Rate" means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for the redemption date. The semiannual equivalent yield to maturity will be computed as of the third business day immediately preceding the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by UBS Securities LLC or its successor (or, if UBS Securities LLC or any of its successors ceases to be a primary U.S. Government securities dealer, another nationally recognized investment banking firm that is a primary U.S. Government securities dealer appointed by us) as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of the Senior Notes.

     "Comparable Treasury Price" means the average of three reference Treasury Dealer Quotations (as defined below) obtained by the Independent Investment Banker (as defined below) for the redemption date.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

     "Reference Treasury Dealers" means UBS Securities LLC and its successors, so long as it or any of its successors continues to be a primary U.S. Government securities dealer, and any two other primary U.S. Government securities dealers chosen by us. If UBS Securities LLC or any of its successors ceases to be a primary U.S. Government securities dealer, we will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

     "Reference Treasury Dealer Quotation" means the average, as determined by the Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Indenture Trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

     We will give notice to holders of Senior Notes to be redeemed by first-class mail at least 30 days prior to the date fixed for redemption. At our option, any notice of redemption may state that such redemption will be conditional upon receipt by the Indenture Trustee (or a Paying Agent), on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest on the Senior Notes and that if such money has not been so received, such notice will be of no force and effect and we will not be required to redeem the Senior Notes.

     On and after the redemption date, interest will cease to accrue on the Senior Notes or any portion thereof called for redemption (unless we do not deposit the money for the payment of the redemption price and accrued interest pursuant to the next preceding paragraph). If less than all of the Senior Notes are to be redeemed, the Indenture Trustee will select the Senior Notes to be redeemed by such method as it shall deem fair and appropriate.

BOOK-ENTRY ONLY ISSUANCE

     The Senior Notes will be issued in book-entry only form and will be represented by one or more registered global securities that will be deposited with, or on behalf of, DTC (or another depository which may replace DTC as depository for the book-entry Senior Notes) and registered in the name of a nominee of the depository.

     DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participants. DTC also facilitates settlement of securities transactions among its participants through electronic computerized book-entry changes in the participants' accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other corporations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by a number of participants of DTC, members of other clearing corporations and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the Securities and Exchange Commission.

     Purchases of the Senior Notes within the DTC system must be made through participants, which will receive a credit for the Senior Notes on DTC's records. The beneficial ownership interest of each purchaser will be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased Senior Notes. Beneficial owners will not receive certificates for their Senior Notes, except if use of the book-entry system for the Senior Notes is discontinued.

     To facilitate subsequent transfers, all Senior Notes deposited by participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of the Senior Notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Senior Notes. DTC's records reflect only the identity of the participants to whose accounts such Senior Notes are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Senior Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Senior Notes, such as redemptions, tenders, defaults and proposed amendments to the Senior Note documents.

     Redemption notices will be sent to Cede & Co., as registered holder of the Senior Notes. If less than all of the Senior Notes are being redeemed, DTC's practice is to determine by lot the amount of Senior Notes of each participant to be redeemed.

     Neither DTC nor Cede & Co. will itself consent or vote with respect to Senior Notes. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the Senior Notes are credited on the record date.

     Payments of redemption proceeds, principal of, and interest on the Senior Notes will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not DTC, The Bank of New York or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

     Except as provided in this prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the Senior Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Senior Notes.

     DTC may discontinue providing its services as securities depositary with respect to the Senior Notes at any time by giving reasonable notice to us. In the event no successor securities depositary is obtained, certificates for the Senior Notes will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Senior Notes. In that event, certificates for the Senior Notes will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for the accuracy of this information.

INFORMATION ABOUT THE INDENTURE TRUSTEE

     The Indenture Trustee is The Bank of New York. In addition to acting as Indenture Trustee, The Bank of New York also acts as the Mortgage Trustee. The Bank of New York also acts, and may in the future act, as trustee under various other of our and our affiliates' indentures, trusts and guarantees. We and our affiliates maintain deposit accounts and conduct other banking transactions with The Bank of New York and its affiliates in the ordinary course of our respective businesses.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, UBS Securities LLC, as underwriter, has agreed to purchase, and we have agreed to sell to them, $30,000,000 principal amounts of the Senior Notes.

     The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the Senior Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the Senior Notes offered hereby if any are taken.

     The underwriter initially proposes to offer the Senior Notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement. The underwriter may sell Senior Notes to securities dealers at a discount from the initial public offering price of up to 0.50% of the principal amount of the Senior Notes. The underwriter may allow, and any dealer may reallow, a concession not in excess of 0.25% of the principal amount of the Senior Notes to certain other brokers or dealers. After the initial offering of the Senior Notes, the offering price and other selling terms of any Senior Notes may from time to time be varied by the underwriter.

     Prior to this offering, there has been no public market for the Senior Notes. The underwriter has advised us that it presently intends to make a market in the Senior Notes. The underwriter is not obligated to make a market in the Senior Notes, however, and may cease market-making activities at any time. We cannot give any assurance as to the liquidity of any trading market for the Senior Notes.

     In order to facilitate the offering of the Senior Notes, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the Senior Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Senior Notes, the underwriter may bid for and purchase the Senior Notes in the open market. Finally, the underwriter may reclaim selling concessions allowed to a dealer for distributing the Senior Notes in the offering if the underwriter repurchases previously distributed Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time. The underwriter may effect these transactions in the over-the-counter market or otherwise.

     We expect that delivery of the Senior Notes will be made against payment therefore on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the Senior Notes (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

     We estimate that we will incur offering expenses of approximately $260,000.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     We and our affiliates have in the past entered into, and may in the future enter into, investment banking transactions with the underwriter and/or its affiliates for which they in the past received, and may in the future receive, customary fees. In addition, we may also engage the underwriter or its affiliates in respect of financial advisory services for which they have in the past received, and may in the future receive, customary fees.

                                     EXPERTS

     The consolidated financial statements and consolidated financial statement schedule incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference (which expresses an unqualified opinion and includes an explanatory paragraph relating to the application of certain procedures relating to certain other disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 consolidated financial statements that were audited by other auditors for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Our consolidated financial statements and schedule as of December 31, 2001, and for the years ended December 31, 2001 and 2000 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle), and have been so incorporated in reliance upon the report and upon the authority of that firm as experts in accounting and auditing in giving the report. On February 14, 2002, we dismissed Arthur Andersen LLP as our independent public accounting firm, and on March 25, 2002, we hired Deloitte & Touche LLP as our independent auditors for the 2002 fiscal year. Since that time, Arthur Andersen LLP was convicted on federal charges of obstruction of justice, and in August 2002, Arthur Andersen LLP ceased performing auditing services worldwide. These events may materially and adversely affect the ability of Arthur Andersen LLP to satisfy all of their existing and future obligations, including claims under the federal securities laws. Accordingly, purchasers of our securities may be limited in their ability to recover damages from Arthur Andersen LLP for any claims that may arise out of Arthur Andersen LLP's audit of our financial statements. In addition, we were not able to obtain the consent of Arthur Andersen LLP as required by Section 7 of the Securities Act to the incorporation by reference of their report on the audited financial statements into the registration statement. As a result of Arthur Andersen LLP not having provided a consent, the ability of purchasers of our securities to assert claims and seek remedies against Arthur Andersen LLP may be limited with respect to their report, particularly those remedies arising under Section 11 of the Securities Act.

                                 LEGAL OPINIONS

     The validity of the Senior Notes will be passed upon for us by Lester H. Loble, II, Esq., our General Counsel, and also by Thelen Reid & Priest LLP, New York, New York. Certain legal matters relating to the Senior Notes will be passed upon for the underwriter by Shearman & Sterling LLP, New York, New York.

PROSPECTUS




                                  $500,000,000

                            MDU RESOURCES GROUP, INC.

                                 DEBT SECURITIES
                                  COMMON STOCK
                                       AND
                        PREFERENCE SHARE PURCHASE RIGHTS

     We may offer from time to time up to an aggregate of $500,000,000 of our securities. We will provide the specific terms of our securities, including their offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. The names of any underwriters or agents will also be stated in an accompanying prospectus supplement. You should read this prospectus and any supplements carefully before you invest.

     Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "MDU." Any common stock sold in this offering will be listed on the New York Stock Exchange and the Pacific Exchange.

     See "Risk Factors" beginning on page 3 to read about certain factors you should consider before investing in the securities.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

     Our principal executive offices are located at MDU Resources Group, Inc., Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, and our telephone number is (701) 222-7900.

     We may offer our securities directly or through agents, underwriters or dealers. If an agent or any underwriter is involved in the sale of any of our securities covered by this prospectus, the names of those agents or underwriters, any applicable discounts, commissions or allowances and a description of any indemnification arrangements will be contained in a prospectus supplement. The "Plan of Distribution" section beginning on page 36 of this prospectus provides more information on this topic.

               The date of this Prospectus is September 26, 2003.

                                TABLE OF CONTENTS

                                                                            Page
RISK FACTORS...................................................................3
FORWARD-LOOKING STATEMENTS.....................................................5
WHERE YOU CAN FIND MORE INFORMATION ABOUT US...................................6
MDU RESOURCES GROUP, INC.......................................................8
RATIO OF EARNINGS TO FIXED CHARGES.............................................9
USE OF PROCEEDS................................................................9
SELECTED CONSOLIDATED FINANCIAL DATA...........................................9
DESCRIPTION OF THE DEBT SECURITIES............................................10
DESCRIPTION OF THE FIRST MORTGAGE BONDS.......................................27
DESCRIPTION OF THE COMMON STOCK...............................................30
DESCRIPTION OF THE PREFERENCE SHARE PURCHASE RIGHTS...........................34
PLAN OF DISTRIBUTION..........................................................36
EXPERTS.......................................................................37
LEGAL OPINIONS................................................................38

                                  RISK FACTORS

     In considering whether to purchase any of the securities being offered, you should carefully consider all the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the risk factors described below.

ECONOMIC RISKS

     THE RECENT EVENTS LEADING TO THE CURRENT ADVERSE ECONOMIC ENVIRONMENT MAY HAVE A GENERAL NEGATIVE IMPACT ON OUR FUTURE REVENUES AND MAY RESULT IN A GOODWILL IMPAIRMENT FOR INNOVATUM, INC., OUR INDIRECT WHOLLY OWNED SUBSIDIARY.

     In response to the occurrence of several recent events, including the September 11, 2001, terrorist attack on the United States, the ongoing war against terrorism by the United States and the bankruptcy of several large energy and telecommunications companies and other large enterprises, the financial markets have been highly volatile. An adverse economy could negatively affect the level of governmental expenditures on public projects and the timing of these projects which, in turn, would negatively affect the demand for our products and services.

     Innovatum, which specializes in cable and pipeline magnetization and locating, is subject to the economic conditions within the telecommunications and energy industries. Innovatum could face a future goodwill impairment if there is a continued downturn in these sectors. At June 30, 2003, the goodwill amount at Innovatum was approximately $8.3 million. The determination of whether an impairment will occur is dependent on a number of factors, including the level of spending in the telecommunications and energy industries, rapid changes in technology, competitors and potential new customers.

     WE RELY ON FINANCING SOURCES AND CAPITAL MARKETS. OUR INABILITY TO ACCESS FINANCING MAY IMPAIR OUR ABILITY TO EXECUTE OUR BUSINESS PLANS, MAKE CAPITAL EXPENDITURES OR PURSUE ACQUISITIONS THAT WE MAY OTHERWISE RELY ON FOR FUTURE GROWTH.

     We rely on access to both short-term borrowings, including the issuance of commercial paper, and long-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from operations. If we are not able to access capital at competitive rates, the ability to implement our business plans may be adversely affected. Market disruptions or a downgrade of our credit ratings may increase the cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     o  A severe prolonged economic downturn
     o The bankruptcy of unrelated industry leaders in the same lines of business
     o  Capital market conditions generally
     o  Volatility in commodity prices
     o  Terrorist attacks
     o  Global events

     OUR NATURAL GAS AND OIL PRODUCTION BUSINESS IS DEPENDENT ON FACTORS, INCLUDING COMMODITY PRICES, WHICH CANNOT BE PREDICTED OR CONTROLLED.

     These factors include: price fluctuations in natural gas and crude oil prices; availability of economic supplies of natural gas; drilling successes in natural gas and oil operations; the ability to contract for or to secure necessary drilling rig contracts and to retain employees to drill for and develop reserves; the ability to acquire natural gas and oil properties; and other risks incidental to the operations of natural gas and oil wells.

ENVIRONMENTAL AND REGULATORY RISKS

     SOME OF OUR OPERATIONS ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATIONS THAT MAY INCREASE OUR COSTS OF OPERATIONS, IMPACT OR LIMIT OUR BUSINESS PLANS, OR EXPOSE US TO ENVIRONMENTAL LIABILITIES. ONE OF OUR SUBSIDIARIES HAS BEEN SUED IN CONNECTION WITH ITS COALBED NATURAL GAS DEVELOPMENT ACTIVITIES.

     We are subject to extensive environmental laws and regulations affecting many aspects of our present and future operations including air quality, water quality, waste management and other environmental considerations. These laws and regulations can result in increased capital, operating and other costs, as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to power plant emissions and coalbed natural gas development. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

     Existing environmental regulations may be revised and new regulations seeking to protect the environment may be adopted or become applicable to us. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material affect on our results of operations.

     Fidelity Exploration & Production Company, our indirect wholly owned subsidiary, has been named as a defendant in several lawsuits filed in connection with its coalbed natural gas development in the Powder River Basin in Montana and Wyoming. If the plaintiffs are successful in these lawsuits, the ultimate outcome of the actions could have a material effect on Fidelity's future development of its coalbed natural gas properties.

     WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS THAT MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND OUR RESULTS OF OPERATIONS.

     We are subject to regulation by federal, state and local regulatory agencies with respect to, among other things, allowed rates of return, financings, industry rate structures, and recovery of purchased power and purchased gas costs. These governmental regulations significantly influence our operating environment and may affect our ability to recover costs from our customers. We are unable to predict the impact on operating results from the future regulatory activities of any of these agencies.

     Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

RISKS RELATING TO OUR INDEPENDENT POWER PRODUCTION BUSINESS

     THERE ARE RISKS INVOLVED WITH THE GROWTH STRATEGIES OF OUR INDEPENDENT POWER PRODUCTION BUSINESS. IF WE ARE UNABLE TO ACCESS MARKETS PREVIOUSLY UNAVAILABLE TO A PROPOSED 113-MEGAWATT COAL-FIRED ELECTRIC GENERATION STATION IN MONTANA, WE MAY NOT COMPLETE CONSTRUCTION OR COMMENCE OPERATION OF THAT FACILITY, WHICH MAY RESULT IN AN ASSET IMPAIRMENT.

     The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, competition, inability to obtain required governmental permits and approvals and inability to negotiate acceptable acquisition, construction, fuel supply or other material agreements, as well as the risk of performance below expected levels of output or efficiency.

     Our plans to construct a 113-megawatt coal-fired electric generation station in Montana are pending. We purchased plant equipment and obtained all permits necessary to begin construction. NorthWestern Energy terminated the power purchase agreement for the energy from this plant in July 2002; however, we are in the process of accessing markets previously unavailable to this project and plan to resume construction in the near future to the extent access to such markets is secured. We have suspended construction activities except for those items of a critical nature. At June 30, 2003, our investment in this project was approximately $29.6 million. If it is not economically feasible for us to construct and operate this facility or if alternate markets cannot be identified, an asset impairment may occur.

RISKS RELATING TO FOREIGN OPERATIONS

     THE VALUE OF OUR INVESTMENT IN FOREIGN OPERATIONS MAY DIMINISH DUE TO POLITICAL, REGULATORY AND ECONOMIC CONDITIONS AND CHANGES IN CURRENCY EXCHANGE RATES IN COUNTRIES WHERE WE DO BUSINESS.

     We are subject to political, regulatory and economic conditions and changes in currency exchange rates in foreign countries where we do business. Significant changes in the political, regulatory or economic environment in these countries could negatively affect the value of our investments located in these countries. Also, since we are unable to predict the fluctuations in the foreign currency exchange rates, these fluctuations may have an adverse impact on our results of operations.

     Our 49 percent equity method investment in a 220-megawatt natural gas-fired electric generation project in Brazil includes a power purchase agreement that contains an embedded derivative. This embedded derivative derives its value from an annual adjustment factor that largely indexes the contract capacity payments to the U.S. dollar. In addition, from time to time, other derivative instruments may be utilized. The valuation of these financial instruments, including the embedded derivative, can involve judgments, uncertainties and the use of estimates. As a result, changes in the underlying assumptions could affect the reported fair value of these instruments. These instruments could recognize financial losses as a result of volatility in the underlying fair values, or if a counterparty fails to perform.

OTHER RISKS

     COMPETITION IS INCREASING IN ALL OF OUR BUSINESSES.

     All of our businesses are subject to increased competition. The independent power industry includes numerous strong and capable competitors, many of which have greater resources and more experience in the operation, acquisition and development of power generation facilities. Utility services' competition is based primarily on price and reputation for quality, safety and reliability. The construction materials products are marketed under highly competitive conditions and are subject to such competitive forces as price, service, delivery time and proximity to the customer. The electric utility and natural gas industries are also experiencing increased competitive pressures as a result of consumer demands, technological advances, deregulation, greater availability of natural gas-fired generation and other factors. Pipeline and energy services competes with several pipelines for access to natural gas supplies and gathering, transportation and storage business. The natural gas and oil production business is subject to competition in the acquisition and development of natural gas and oil properties.

     WEATHER CONDITIONS CAN ADVERSELY AFFECT OUR OPERATIONS AND REVENUES.

     Our results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas, affect the price of energy commodities, affect the ability to perform services at the utility services and construction materials and mining businesses and affect ongoing operation and maintenance activities for the pipeline and energy services and natural gas and oil production businesses. In addition, severe weather can be destructive, causing outages and/or property damage, which could require additional costs to be incurred. As a result, adverse weather conditions could negatively affect our results of operations and financial conditions.

                           FORWARD-LOOKING STATEMENTS

     We are including these cautionary statements in this prospectus to make applicable and to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by us or on our behalf. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements which are other than statements of historical facts. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All these subsequent forward-looking statements, whether written or oral and whether made by us or on our behalf, are also expressly qualified by these cautionary statements.

     Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation management's examination of historical operating trends, data contained in our records and other data available from third parties. Nonetheless, our expectations, beliefs or projections may not be achieved or accomplished.

     Any forward-looking statement contained in this document or any document incorporated by reference into this document speaks only as of the date on which the statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of the factors, nor can it assess the effect of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

     Following are some specific factors that should be considered for a better understanding of our financial condition. These factors are important factors that could cause our actual results or outcomes to differ materially from those discussed in the forward-looking statements included elsewhere in this prospectus.

     o    Acquisition and disposal of assets or facilities
     o    Changes in operation and construction of plant facilities
     o    Changes in present or prospective generation
     o    Changes in anticipated tourism levels
     o    The availability of economic expansion or development opportunities
     o    Population growth rates and demographic patterns
     o    Market demand for energy from plants or facilities
     o    Changes in tax rates or policies
     o    Unanticipated project delays or changes in project costs
     o    Unanticipated changes in operating expenses or capital expenditures
     o    Labor negotiations or disputes
     o    Inflation rates
     o Inability of various counterparties to meet their contractual obligations
     o Changes in accounting principles and/or the application of such principles to us
     o    Changes in technology and legal proceedings
     o The ability to effectively integrate the operations of acquired companies
     o    Variations in weather
     o    Unanticipated increases in competition
     o    Changes in currency exchange rates
     o    Increased governmental regulation
     o    Fluctuations in natural gas and crude oil prices
     o    Decline in general economic environment

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and other reports and other information with the Securities and Exchange Commission. You can read and copy any information filed by us with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     In addition, the Securities and Exchange Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission, including MDU Resources.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information that we file with the Securities and Exchange Commission which means that we may disclose important information to you by referring you to those documents in this prospectus. The information incorporated by reference is an important part of this prospectus. We are incorporating by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate this offering. Any of those future filings will update, supersede and replace the information contained in any documents incorporated by reference in this prospectus at the time of the future filings.

     1. MDU Resources' Annual Report on Form 10-K for the year ended December 31, 2002 (including portions of the Annual Report to Stockholders), filed February 28, 2003 (SEC File No. 1-3480);

     2. MDU Resources' Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 14, 2003 (SEC File No. 1-3480);

     3. MDU Resources' Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 13, 2003 (SEC File No. 1-3480);

     4. MDU Resources' Current Report on Form 8-K, filed January 29, 2003 (SEC File No. 1-3480);

     5. MDU Resources' Current Report on Form 8-K, filed March 13, 2003 (SEC File No. 1-3480);

     6. MDU Resources' Current Report on Form 8-K, filed September 10, 2003 (SEC File No. 1-3480);

     7. MDU Resources' Registration Statement on Form 8-A, filed September 21, 1994, Amendment No. 1 thereto, filed March 23, 2000 and Amendment No. 2 thereto, filed March 10, 2003 (SEC File No. 1-3480);

     8. MDU Resources' Registration Statement on Form 8-A filed November 12, 1998, and Amendment No. 1 thereto, filed March 23, 2000 (SEC File No. 1-3480); and

     9. Proxy Statement for an annual meeting of stockholders held on April 22, 2003, filed March 6, 2003 (SEC File No. 1-3480).

     You may request a copy of these documents, at no cost to you, by writing or calling Office of the Treasurer, MDU Resources Group, Inc., Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 222-7900.

     You should rely only on the information contained in, or incorporated by reference in, this prospectus and the prospectus supplement. We have not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. We are not, and any underwriters, agents or dealers are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus and the prospectus supplement is accurate as of any date other than the date on the front of the prospectus supplement or that the information incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

     Our consolidated financial statements for the year ended December 31, 2001, incorporated into this document by reference were audited by Arthur Andersen LLP. After reasonable efforts, we have not been able to obtain Arthur Andersen LLP's consent to the incorporation by reference of its audit report dated January 23, 2002 into the registration statement of which this prospectus is a part. Rule 437a under the Securities Act of 1933 permits us to file the registration statement and this prospectus without Arthur Andersen LLP's written consent, but as a result of the lack of Arthur Andersen LLP's consent, you may not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act of 1933 and your right of recovery under that section may be limited.

     Upon the recommendations of the audit committee, our Board of Directors, in February 2002, approved the dismissal of Arthur Andersen LLP as our independent public accountants following the 2001 audit and, in March 2002, approved the selection of Deloitte & Touche LLP as independent public accountants for the 2002 fiscal year.

                            MDU RESOURCES GROUP, INC.

     We are a diversified natural resource company which was incorporated under the laws of the state of Delaware in 1924. Our principal executive offices are at the Schuchart Building, 918 East Divide Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 222-7900.

     Montana-Dakota Utilities Co., one of our public utility divisions, through the electric and natural gas distribution segments, generates, transmits and distributes electricity and distributes natural gas in the northern Great Plains. Great Plains Natural Gas Co., another one of our public utility divisions, distributes natural gas in southeastern North Dakota and western Minnesota. These operations also supply related value-added products and services in the northern Great Plains.

     Through our wholly owned subsidiary, Centennial Energy Holdings, Inc., we own WBI Holdings, Inc., Knife River Corporation, Utility Services, Inc., Centennial Energy Resources LLC and Centennial Holdings Capital LLC.

     WBI Holdings is comprised of the pipeline and energy services and the natural gas and oil production segments. The pipeline and energy services segment provides natural gas transportation, underground storage and gathering services through regulated and nonregulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. The pipeline and energy services segment also provides energy-related management services, including cable and pipeline magnetization and locating. The natural gas and oil production segment is engaged in natural gas and oil acquisition, exploration and production activities primarily in the Rocky Mountain region of the United States and in the Gulf of Mexico.

     Knife River mines aggregates and markets crushed stone, sand, gravel and other related construction materials, including ready-mixed concrete, cement, asphalt and other value-added products, as well as performs integrated construction services, in the north central and western United States and in the states of Alaska, Hawaii and Texas.

     Utility Services is a diversified infrastructure company specializing in electric, gas and telecommunication utility construction, as well as industrial and commercial electrical, exterior lighting and traffic signalization throughout most of the United States. Utility Services also provides related specialty equipment manufacturing, sales and rental services.

     Centennial Resources owns electric generating facilities in the United States and has an investment in an electric generating facility in Brazil. Electric capacity and energy produced at these facilities are sold under long-term contracts to nonaffiliated entities. Centennial Resources includes investments in potential new growth opportunities that are not directly being pursued by the other business units, as well as projects outside the United States which are consistent with our philosophy, growth strategy and areas of expertise. These activities are reflected in independent power production and other.

     Centennial Capital insures and reinsures various types of risks as a captive insurer for certain of our subsidiaries. The function of the captive program is to fund the deductible layers of the insured companies' general liability and automobile liability coverages. Centennial Capital also owns certain real and personal property and contract rights. These activities are reflected in independent power production and other.

RECENT DEVELOPMENTS

     On August 14, 2003, the Company's Board of Directors voted to split the common stock of the Company on a three-for-two basis subject to obtaining the approval of the appropriate regulatory agencies. The stock split will be effected in the form of a 50 percent stock dividend. It is expected that the necessary regulatory approvals can be obtained so the split can be effective on October 29, 2003, for shareholders of record on October 10, 2003.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges for the periods indicated:

  Fiscal Quarter
  Ended June 30,                 Fiscal Years Ended December 31,
       2003          2002      2001      2000      1999      1998
-----------------------------------------------------------------

       5.0            4.9       5.4       4.2       4.5       2.5

                                 USE OF PROCEEDS

     Except as may otherwise be set forth in the prospectus supplement, the net proceeds from the sale of the securities may be used for the refunding of outstanding debt obligations, for corporate development purposes (including the potential acquisition of businesses and/or assets), and for other general business purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below was derived from our audited consolidated financial statements and related notes. This information is qualified in its entirety by and should be read together with our audited consolidated financial statements and related notes incorporated by reference in this prospectus. See "Where You Can Find More Information About Us."


Year Ended December 31,                      2002          2001          2000
                                             ----          ----          ----

Proforma amounts assuming retroactive application of accounting change:
  Net income (1)                             $146,052      $152,933      $108,951
  Earnings per common share -- basic (1)     $   2.05      $   2.26      $   1.77
  Earnings per common share -- diluted (1)   $   2.04      $   2.24      $   1.76

(1)  On January 1, 2003, we adopted Statement of Financial Accounting Standards
     (SFAS) No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for the recorded amount or incurs a gain or loss upon settlement.

     Upon adoption of SFAS No. 143, we recorded obligations related to the plugging and abandonment of natural gas and oil wells; decommissioning of certain electric generating facilities; reclamation of certain aggregate properties and certain other obligations associated with leased properties. Removal costs associated with certain natural gas distribution, transmission, storage and gathering facilities have not been recognized as these facilities have been determined to have indeterminate useful lives.

     In addition, upon adoption of SFAS No. 143, we recorded an additional discounted liability of $22.5 million and a regulatory asset of $493,000, increased net property, plant and equipment by $9.6 million and recognized a one-time cumulative effect charge of $7.6 million (net of deferred income tax benefits of $4.8 million). We believe that any expenses under SFAS No. 143 as they relate to regulated operations will be recovered in rates over time and accordingly, deferred such expenses as a regulatory asset upon adoption. We will continue to defer those SFAS No. 143 expenses that we believe will be recovered in rates over time. In addition to the $22.5 million liability recorded upon the adoption of SFAS No. 143, we had previously recorded a $7.5 million liability related to retirement obligations.


                                       9


     If SFAS No. 143 had been in effect during 2002 and 2001, our liability would have been approximately $27.0 million and $31.4 million at January 1, 2002 and January 1, 2001, respectively, including previously recorded liabilities of $6.1 million and $15.1 million related to retirement obligations at January 1, 2002 and January 1, 2001, respectively.



                       DESCRIPTION OF THE DEBT SECURITIES

     The following description sets forth the general terms and provisions of the Debt Securities that we may offer by this prospectus. We will describe the particular terms of the Debt Securities, and provisions that vary from those described below, in one or more prospectus supplements.

     We may issue the Debt Securities from time to time in the future, in one or more series, under an indenture as it may be supplemented from time to time (Indenture) between us and The Bank of New York, as trustee, or the Indenture Trustee. A form of the Indenture is filed as an exhibit to the registration statement relating to the Debt Securities.

     This section of the prospectus contains a summary of all material provisions of the Indenture. The Indenture and its associated documents contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the Debt Securities or the Indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, including definitions of some of the terms used in the Indenture. We also include references in parentheses to some of the sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference into this document or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of each series of Debt Securities described in the applicable prospectus supplement or supplements. The Indenture has been qualified under the Trust Indenture Act, and you should also refer to the Trust Indenture Act for provisions that apply to the Debt Securities.

     There is no requirement under the Indenture that future issuances of debt securities be issued exclusively under the Indenture, and we will be free to employ other indentures or agreements containing provisions different from those included in the Indenture or applicable to one or more issues of debt securities, in connection with future issues of the other debt securities.

GENERAL

     The Indenture permits us to issue an unlimited amount of Debt Securities from time to time. All Debt Securities of any one series need not be issued at the same time, and a series may be reopened for issuances of additional Debt Securities of that series. This means that we may from time to time, without the consent of the existing holders of the Debt Securities of any series, create and issue additional Debt Securities of a series having the same terms and conditions as the previously-issued Debt Securities of that series in all respects, except for issue date, issue price and, if applicable, the initial interest payment on those additional Debt Securities. Additional Debt Securities issued in this manner will be consolidated with, and will form a single series with, the previously-issued Debt Securities of that series. For more information, see the discussion below under "Issuance of Additional Debt Securities."

     Until the Release Date (described below), the Debt Securities will be issued on the basis of, and primarily secured by, (a) the lien of one or more series of First Mortgage Bonds issued by us under the Mortgage (as these terms are defined below under DESCRIPTION OF THE FIRST MORTGAGE BONDS) and any other Class A Bonds issued by us and delivered by us to the Indenture Trustee and (b) the lien of the Indenture on our Electric and Gas Utility Property (as defined below under "Lien of the Indenture"). On the Release Date, the Debt Securities will cease to be secured and will become our unsecured general obligations, ranking on a parity with our other senior unsecured indebtedness. For more information, see the discussions below under "Security," "Issuance of Additional Debt Securities" and "Discharge of Lien; Release Date").

     A prospectus supplement and an officer's certificate relating to any series of Debt Securities being offered will include specific terms relating to that offering. These terms will include some or all of the following terms that apply to that series:

o    the title of the Debt Securities;

o    any limit upon the total principal amount of the Debt Securities;

o the dates, or the method to determine these dates, on which the principal of the Debt Securities will be payable and how it will be paid;

o the interest rate or rates which the Debt Securities will bear, or how the rate or rates will be determined, the interest payment dates for the Debt Securities and the regular record dates for interest payments;

o    any right to delay the interest payments for the Debt Securities;

o the percentage, if less than 100%, of the principal amount of the Debt Securities that will be payable if the maturity of the Debt Securities is accelerated;

o any date or dates on which the Debt Securities may be redeemed at our option and any restrictions on those redemptions;

o any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

o any additions to the events of default under the Indenture or additions to our covenants under the Indenture for the benefit of the holders of Debt Securities;

o if the Debt Securities will be issued in denominations other than multiples of $1,000;

o if payments on the Debt Securities may be made in a currency or currencies other than United States dollars; and, if so, the means through which the equivalent principal amount of any payment in United States dollars is to be determined for any purpose;

o any rights or duties of another entity to assume our obligations with respect to the Debt Securities;

o    any collateral, security, assurance or guarantee for the Debt Securities;
     and

o any other terms of the Debt Securities not inconsistent with the terms of the Indenture.

(Indenture, Section 301.)

     We may sell Debt Securities at a discount below their principal amount. United States federal income tax considerations applicable to Debt Securities sold at an original issue discount will be described in the prospectus supplement if we sell Debt Securities at an original issue discount. In addition, important United States federal income tax or other tax considerations applicable to any Debt Securities denominated or payable in a currency or currency unit other than United States dollars will be described in the prospectus supplement if we sell Debt Securities denominated or payable in a currency or currency unit other than United States dollars.

     Except as may otherwise be described in the applicable prospectus supplement, the covenants contained in the Indenture will not afford holders of Debt Securities protection in the event of a highly-leveraged transaction involving us.

REDEMPTION

     We will set forth any terms for the redemption of Debt Securities of any series in the applicable prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to Debt Securities redeemable at the option of the holder of those Debt Securities, Debt Securities will be redeemable upon notice to holders by mail at least 30 days prior to the redemption date. (Indenture, Section 504.) If less than all of the Debt Securities of any series or any tranche thereof are to be redeemed, the Indenture Trustee will select the Debt Securities to be redeemed. In the absence of any provision for selection, the Indenture Trustee will choose a method of random selection as it deems fair and appropriate. (Indenture, Section 503.)

     Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date upon surrender of any Debt Security for redemption. (Indenture, Section 505.) If only part of a Debt Security is redeemed, the Indenture Trustee will deliver to the holder of the Debt Security a new Debt Security of the same series for the remaining portion without charge. (Indenture, Section 506.)

     We may make any redemption at our option conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the Debt Securities. (Indenture, Section 504.)

PAYMENT AND PAYING AGENTS

     Except as may be provided in the applicable prospectus supplement, interest, if any, on each Debt Security payable on any interest payment date will be paid to the person in whose name that Debt Security is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any Debt Security, the defaulted interest may be paid to the holder of that Debt Security as of the close of business on a date between 10 and 15 days before the date proposed by us for payment of the defaulted interest or in any other manner permitted by any securities exchange on which that Debt Security may be listed, if the Indenture Trustee finds it workable. (Indenture, Section 307.)

     Unless otherwise specified in the applicable prospectus supplement, principal, premium, if any, and interest on the Debt Securities at maturity will be payable upon presentation of the Debt Securities at the corporate trust office of The Bank of New York, in the city of New York, as our paying agent. However, we may choose to make payment of interest by check mailed to the address of the persons entitled to payment. We may change the place of payment on the Debt Securities, appoint one or more additional paying agents (including
MDU) and remove any paying agent, all at our discretion. (Indenture, Section
702.)

REGISTRATION AND TRANSFER

     Unless otherwise specified in the applicable prospectus supplement, the transfer of Debt Securities may be registered, and Debt Securities may be exchanged for other Debt Securities of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the offices of the Indenture Trustee in New York, New York. (Indenture, Section 305.) We may designate one or more additional places, or change the place or places previously designated, for registration of transfer and exchange of the Debt Securities. (Indenture, Section 702.) Unless otherwise specified in the applicable prospectus supplement, no service charge will be made for any registration of transfer or exchange of the Debt Securities. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with a registration of transfer or exchange. We will not be required to execute or to provide for the registration, transfer or exchange of any Debt Security

o    during the 15 days before an interest payment date;

o    during the 15 days before giving any notice of redemption; or

o selected for redemption except the unredeemed portion of any Debt Security being redeemed in part.

(Indenture, Section 305.)

SECURITY

     Except as described below under this heading and under "Issuance of Additional Debt Securities," and subject to the exceptions discussed under "Discharge of Lien; Release Date," all Debt Securities will be secured, equally and ratably, by:

     (1) the first lien of an equal principal amount of First Mortgage Bonds delivered by us to the Indenture Trustee, and other Class A Bonds as described below; as discussed under DESCRIPTION OF THE FIRST MORTGAGE BONDS - "Security and Priority," the Mortgage constitutes a first mortgage lien on the Mortgaged Property; and

     (2) the lien of the Indenture, which is junior to the lien of the Mortgage, upon our Electric and Gas Utility Property (as defined below under Lien of the Indenture). If we acquire any property that is subject to a Class A Mortgage (as described below), the lien of the Indenture would be junior to the lien of that Class A Mortgage with respect to any of our Electric and Gas Utility Property subject to the lien of that Class A Mortgage.

     See "Discharge of Lien; Release Date" for a discussion of provisions of the Indenture pursuant to which, subject to the satisfaction of the specified conditions, the lien of the Indenture would be discharged and the Debt Securities would become our unsecured obligations.

CLASS A BONDS

     As discussed below under "Consolidation, Merger and Conveyance of Assets," we will be permitted to merge or consolidate with another company upon meeting specified requirements. Following a merger or consolidation of another company into us, we could deliver to the Indenture Trustee first mortgage bonds issued under an existing mortgage on the properties of the other company as the basis for the issuance of additional Debt Securities. In this event, the Debt Securities would be secured, additionally, by the first lien of the first mortgage bonds and by the lien of the Indenture on the mortgaged property acquired from the other company, which would be junior to the lien of the existing mortgage. The Mortgage and all the other mortgages are collectively referred to in this document as the "Class A Mortgages," and all first mortgage bonds issued under the Class A Mortgages are collectively referred to in this document as the "Class A Bonds." (Indenture, Section 1706.)

     Class A Bonds, including First Mortgage Bonds, that are the basis for the authentication and delivery of Debt Securities (a) will be delivered to, and registered in the name of, the Indenture Trustee or its nominee and will be owned and held by the Indenture Trustee, subject to the provisions of the Indenture, for the benefit of the holders of all Debt Securities outstanding from time to time; (b) will mature or be subject to mandatory redemption on the same dates, and in the same principal amounts, as the Debt Securities; and
(c)(i) may, but need not, bear interest and (ii) may, but need not, contain provisions for their redemption at our option, any redemption to be made at a redemption price or prices not less than the principal amount of the Class A Bonds. (Indenture, Sections 1602 and 1701.) To the extent that Class A Bonds do not bear interest, holders of Debt Securities will not have the benefit of the lien of a Class A Mortgage in respect of an amount equal to accrued interest, if any, on the Debt Securities; however, the holders will nevertheless have the benefit of the lien of the Indenture in respect of the amount of accrued interest.

     Any payment by us of principal of or premium or interest on the Class A Bonds delivered to and held by the Indenture Trustee will be applied by the Indenture Trustee to the payment of any principal, premium or interest, as the case may be, in respect of the Debt Securities which is then due. Our obligation under the Indenture to make payment in respect of the Debt Securities will be deemed satisfied and discharged to the extent of the payment. If, at the time of any payment of principal of Class A Bonds, there is no principal then due in respect of the Debt Securities, the proceeds of the payment will constitute "Funded Cash" and will be held by the Indenture Trustee as part of the collateral for the Debt Securities, to be withdrawn, used or applied as provided in the Indenture. If, at the time of any payment of premium or interest on Class

A Bonds, there is no premium or interest then due on the Debt Securities, the payment will be remitted to us at our request; except that, if any event of default under the Indenture, as described below, has occurred and is continuing, the payment will be held as part of the collateral for the Debt Securities until the event of default under the Indenture has been cured or waived. (Indenture, Section 1702.) See "Withdrawal of Cash" below.

     Any payment by us on Debt Securities authenticated and delivered on the basis of the delivery to the Indenture Trustee of Class A Bonds (other than by application of the proceeds of a payment in respect of the Class A Bonds) will, to that extent, be deemed to satisfy and discharge our obligations, if any, to make a corresponding payment, in respect of the Class A Bonds which is then due. (Indenture, Section 1702.)

     The Indenture Trustee may not sell, assign or otherwise transfer any Class A Bonds except to a successor trustee under the Indenture. (Indenture, Section 1704.) At the time any Debt Securities that have been authenticated and delivered upon the basis of Class A Bonds cease to be outstanding (other than as a result of the application of the proceeds of the payment or redemption of the Class A Bonds), the Indenture Trustee will surrender to us, or upon our order, an equal principal amount of the Class A Bonds. (Indenture, Section 1703.)

     When the aggregate principal amount of all Class A Bonds outstanding under all Class A Mortgages, other than those held by the Indenture Trustee, does not exceed the greater of 5% of the net book value of our Electric and Gas Utility Property (as described below) or 5% of our Capitalization (as described below), then, at our request and subject to satisfaction of specified conditions, the Class A Bonds held by the Indenture Trustee will be deemed satisfied and discharged, the Indenture Trustee will surrender the Class A Bonds for cancellation, and the Debt Securities will become our senior unsecured debt, subject to Permitted Secured Debt and the exceptions described below. (Indenture, Section 1811.) See "Discharge of Lien; Release Date" below.

     At the date of this prospectus, the only Class A Mortgage is the Mortgage, and the only Class A Bonds issuable at this time are First Mortgage Bonds issuable under the Mortgage. When all of the outstanding First Mortgage Bonds which are not held by the Indenture Trustee do not exceed the greater of 5% of the net book value of our Electric and Gas Utility Property or 5% of our Capitalization, and assuming no other Class A Mortgage exists at the time, the Indenture may become unsecured.

     "Capitalization" means the total of all the following items appearing on, or included in, our unconsolidated balance sheet: (i) liabilities for indebtedness maturing more than 12 months from the date of determination, and
(ii) common stock, common stock expense, accumulated other comprehensive income or loss, preferred stock, preference stock, premium on common stock and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in our treasury, if any. Capitalization is determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged, and may be determined as of the date not more than 60 days prior to the happening of the event for which the determination is being made.

LIEN OF THE INDENTURE

     The Indenture creates a lien on substantially all of our real and fixed electricity generation, transmission and distribution, and natural gas distribution, properties owned by us immediately prior to July 1, 2000, together with improvements, extensions and additions to, and renewals, replacements and substitutions of or for, any part or parts of these properties, other than Excepted Property (as defined below). At the date of this prospectus, these properties are located in the states of North Dakota, South Dakota, Montana and Wyoming. These properties, regardless of whether the Release Date has occurred, are sometimes referred to as our "Electric and Gas Utility Property." At the date of this prospectus, substantially all of this property is included within the category of property, plant and equipment on our balance sheet, this property had a net book value as of June 30, 2003 of approximately $364.6 million, and this property, while subject to the lien of the Indenture, is also subject to the prior lien of the Mortgage. For so long as the Release Date has not occurred, the Debt Securities will have the benefit of the first mortgage lien of the Mortgage on the Mortgaged Property to the extent of the aggregate principal amount of First Mortgage Bonds held by the Indenture Trustee, and also the benefit of the lien of any additional Class A Mortgage on any property subject to that Class A Mortgage to the extent of the aggregate principal amount of Class A Bonds, issued under that Class A Mortgage, held by the Indenture Trustee.

PERMITTED LIENS

     The lien of the Indenture is subject to Permitted Liens described in the Indenture. These Permitted Liens include, among others, liens existing at the execution date of the Indenture such as the lien of the Mortgage, liens on property at the time we acquire the property such as the lien of any other Class A Mortgage, tax liens and other governmental charges which are not delinquent or which are being contested in good faith, mechanics', construction and materialmen's liens, specified judgment liens, easements, reservations and rights of others (including governmental entities) in, and defects of title in, our property, specified leases and leasehold interests, liens to secure public obligations, rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property, rights and interests of Persons other than us arising out of agreements relating to the common ownership or joint use of property, and liens on the interests of those Persons in the property, liens which have been bonded or for which other security arrangements have been made, liens created in connection with the issuance of tax-exempt bonds, purchase money liens and liens related to the construction or acquisition of property, or the development or expansion of property, liens which secure specified Debt Securities equally and ratably with other obligations, liens securing debt which matures within one year from date of issuance, and additional liens on any of our property (other than Excepted Property, as described below) to secure debt for borrowed money in an aggregate principal amount not exceeding the greater of 10% of our Net Tangible Assets (as described below) or 10% of our Capitalization. (Indenture, Granting Clauses and Sections 101 and 707.)

     The Indenture provides that the Indenture Trustee will have a lien, prior to the lien on behalf of the holders of Debt Securities, upon the collateral for the Debt Securities for the payment of its reasonable compensation and expenses and for indemnity against specified liabilities. (Indenture, Section 1007.) This lien would be a Permitted Lien under the Indenture.

EXCEPTED PROPERTY

     The lien of the Indenture does not cover, among other things, the following types of property:

o all properties acquired by us on or after July 1, 2000, including the properties acquired in the merger with Great Plains Energy Corp. and Great Plains Natural Gas Co. (which include all our gas distribution properties located in the state of Minnesota and certain gas distribution properties located in the southeastern part of North Dakota), but excluding improvements, extensions and additions to, and renewals, replacements and substitutions of or for, any part or parts of the fixed electricity generation, transmission and distribution, and natural gas distribution, properties owned by us immediately prior to July 1, 2000 unless otherwise excepted from the lien of the Indenture;

o all property of subsidiaries, including Centennial Energy Holdings, Inc., WBI Holdings, Inc., Knife River Corporation, Utility Services, Inc., Centennial Energy Resources LLC, Centennial Holdings Capital LLC, Centennial Energy Resources International Inc, Fidelity Exploration & Production Company and any other subsidiaries;

o all cash and securities (including the capital stock of the subsidiaries mentioned in the preceding bullet and any other subsidiaries) not paid, deposited or held under the Indenture, and all policies of insurance on the lives of our officers;

o all contracts, leases and other agreements of all kinds, contract rights, bills, notes and other instruments, accounts receivable, transition property, claims, demands and judgments;

o all governmental and other licenses, permits, franchises, consents and allowances; intellectual property rights and other general intangibles;

o    all vehicles, movable equipment, aircraft and vessels;

o all merchandise and appliances acquired for the purpose of resale in the ordinary course and conduct of our business, and all materials and supplies held for consumption in operation or held in advance of use thereof for fixed capital purposes;

o all electric energy, gas, steam and other materials and products generated, manufactured, produced or purchased by us for sale, distribution or use in the ordinary course and conduct of our business;

o all property which is the subject of a lease agreement designating us as lessee, and all our right, title and interest in and to the property and in, to and under the lease agreement, whether or not the lease agreement is intended as security;

o all property which prior to the execution date of the Indenture has been released from the lien of the Mortgage;

o all property which subsequent to the execution date of the Indenture has been released from the lien of the Indenture; and

o any and all property not acquired or constructed by us for use in our electricity generation, transmission and distribution, and natural gas distribution business.

We sometimes refer to property of ours not covered by the lien of the Indenture as "Excepted Property." (Indenture, Granting Clauses.)

     We may enter into supplemental indentures with the Indenture Trustee, without the consent of the holders, in order to subject additional property (including property that would otherwise be excepted from the lien) to the lien of the Indenture. (Indenture, Section 1301.) This property would then constitute Property Additions and part of the collateral for the Debt Securities, and would be available as a basis for the issuance of Debt Securities. See "Issuance of Additional Debt Securities."

     The Indenture provides that after-acquired properties (other than Excepted Property) that are improvements, extensions or additions to, or renewals, replacements or substitutions of or for, any part or parts of our Electric and Gas Utility Property will be subject to the lien of the Indenture. (Indenture, Second Granting Clause.) We may also elect to subject additional property to the lien of the Indenture by amending the Indenture.

     See "Discharge of Lien; Release Date" for a discussion of provisions of the Indenture pursuant to which, subject to the satisfaction of specified conditions, all the collateral for the Debt Securities would be released from the lien of the Indenture, the Class A Bonds held by the Indenture Trustee would be surrendered for cancellation, and Debt Securities would become our unsecured obligations.

ISSUANCE OF ADDITIONAL DEBT SECURITIES

     Subject to the issuance restrictions described below, the maximum principal amount of Debt Securities that may be authenticated and delivered under the Indenture is unlimited. (Indenture, Section 301.) Prior to the Release Date, Debt Securities of any series may be issued from time to time on the basis of, and in an aggregate principal amount not exceeding:

o the aggregate principal amount of Class A Bonds delivered to the Indenture Trustee;

o 70% of the Cost or Fair Value to us (whichever is less) of Property Additions (as described below) which do not constitute Funded Property (generally, Property Additions to the extent that they are subject to the lien of a Class A Mortgage or which have been made the basis of the authentication and delivery of Debt Securities, the release of collateral for the Debt Securities or the withdrawal of cash, which have been substituted for retired Funded Property or which have been used for other specified purposes (Indenture, Section 102)) after specified deductions and additions, primarily including adjustments to offset property retirements;

o the aggregate principal amount of retired Debt Securities, but if Class A Bonds had been made the basis for the authentication and delivery of the retired Debt Securities, only after the discharge of the related Class A Mortgage; or

o    an amount of cash deposited with the Indenture Trustee.

(Indenture, Sections 1601 through 1605.)

     Property Additions generally include any property that is owned by us and is subject to the lien of the Indenture. (Indenture, Section 103.)

     We expect that, until the Release Date, we will issue Debt Securities primarily on the basis of First Mortgage Bonds. However, we have the right to issue additional Debt Securities on the basis of Property Additions, retired Debt Securities and cash deposits, and Class A Bonds not issued under the Mortgage.

RELEASE OF PROPERTY

     Unless an event of default under the Indenture has occurred and is continuing, we may obtain the release from the lien of the Indenture of any collateral for the Debt Securities, except for cash held by the Indenture Trustee, upon delivery to the Indenture Trustee of an amount in cash equal to the amount, if any, by which the Cost of the property to be released (or, if less, the Fair Value to us of the property at the time it became Funded Property) exceeds the aggregate of:

o an amount equal to the aggregate principal amount of obligations secured by Purchase Money Liens upon the property to be released and delivered to the Indenture Trustee;

o an amount equal to the Cost or Fair Value to us (whichever is less) of certified Property Additions not constituting Funded Property after specified deductions and additions, primarily including adjustments to offset property retirements (except that these adjustments need not be made if the Property Additions were acquired or made within the 90-day period preceding the release);

o the aggregate principal amount of Debt Securities that we would be entitled to issue on the basis of retired Debt Securities (with the entitlement being waived by operation of the release);

o any amount of cash and/or an amount equal to the aggregate principal amount of obligations secured by Purchase Money Liens upon the property released delivered to the trustee or other holder of a lien prior to the lien of the Indenture, subject to specified limitations described below;

o the aggregate principal amount of Debt Securities delivered to the Indenture Trustee (with the Debt Securities to be canceled by the Indenture Trustee); and

o any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released.

(Indenture, Section 1803.)

     Property that is not Funded Property may generally be released from the lien of the Indenture without depositing any cash or property with the Indenture Trustee as long as (a) the aggregate amount of Cost or Fair Value to us (whichever is less) of all Property Additions which do not constitute Funded Property (excluding the property to be released) after some deductions and additions, primarily including adjustments to offset property retirements, is not less than zero or (b) the Cost or Fair Value (whichever is less) of property to be released does not exceed the aggregate amount of the Cost or Fair Value to us (whichever is less) of Property Additions acquired or made within the 90-day period preceding the release. (Indenture, Section 1804.)

     The Indenture provides simplified procedures for the release of property which has been released from the lien of a Class A Mortgage, minor properties and property taken by eminent domain, and provides for dispositions of certain obsolete property and grants or surrender of certain rights without any release or consent by the Indenture Trustee. (Indenture Sections 1802, 1805, 1807 and 1808.)

     If we retain any interest in any property released from the lien of the Indenture, the Indenture will not become a lien on the property or the interest in the property or any improvements, extensions or additions to, or any renewals, replacements or substitutions of or for, any part or parts of the property. (Indenture, Section 1810.)

WITHDRAWAL OF CASH

     Unless an event of default under the Indenture has occurred and is continuing, and subject to specified limitations, cash held by the Indenture Trustee may, generally, (1) be withdrawn by us (a) to the extent of the Cost or Fair Value to us (whichever is less) of Property Additions not constituting Funded Property, after specified deductions and additions, primarily including adjustments to offset retirements (except that these adjustments need not be made if the Property Additions were acquired or made within the 90-day period preceding the withdrawal) or (b) in an amount equal to the aggregate principal amount of Debt Securities that we would be entitled to issue on the basis of retired Debt Securities (with the entitlement to the issuance being waived by operation of the withdrawal) or (c) in an amount equal to the aggregate principal amount of any outstanding Debt Securities delivered to the Indenture Trustee, or (2) upon our request, be applied to (a) the purchase of Debt Securities or (b) the payment (or provision for payment) at stated maturity of any Debt Securities or the redemption (or provision for payment) of any Debt Securities which are redeemable (Indenture, Section 1806); except that cash deposited with the Indenture Trustee as the basis for the authentication and delivery of Debt Securities, as well as cash representing a payment of principal of Class A Bonds, may, in addition, be withdrawn in an amount equal to the aggregate principal amount of Class A Bonds delivered to the Indenture Trustee. (Indenture, Sections 1605 and 1702.)

DISCHARGE OF LIEN; RELEASE DATE

     At any time when the aggregate principal amount of all Class A Bonds outstanding under all Class A Mortgages, other than those held by the Indenture Trustee, does not exceed the greater of 5% of the net book value of our Electric and Gas Utility Property or 5% of our Capitalization, the Indenture may be amended and supplemented, without the consent of the holders of Debt Securities, to eliminate all terms and conditions relating to collateral for the Debt Securities, with the result that our obligations under the Indenture and the Debt Securities would be entirely unsecured. We refer to the date on which the elimination of collateral occurs as the "Release Date."

     The occurrence of the Release Date is subject to our delivery of the following documents to the Indenture Trustee:

o a company order requesting execution and delivery by the Indenture Trustee of a supplemental indenture and other instruments necessary to discharge, cancel, terminate or satisfy the lien of the Indenture;

o    an officer's certificate stating that

     (1) to the knowledge of the officer, no event of default under the Indenture has occurred and is continuing; and

     (2) the aggregate principal amount of all Class A Bonds outstanding under all Class A Mortgages, other than those held by the Indenture Trustee, does not exceed the greater of 5% of the net book value of our Electric and Gas Utility Property or 5% of our Capitalization; and

o an opinion of counsel to the effect that none of our Electric and Gas Utility Property, other than Excepted Property, is subject to any lien other than the lien of the Indenture and Permitted Liens.

     Upon the execution and delivery of the amendment of the Indenture as contemplated above, the lien of the Indenture will be deemed to have been satisfied and discharged and the Indenture Trustee will release the collateral for the Debt Securities from the lien of the Indenture and surrender all Class A Bonds held by the Indenture Trustee under the Indenture to the respective Class A Trustee for cancellation. (Indenture, Section 1811.)

     As of June 30, 2003, we had $35 million aggregate principal amount outstanding of a series of First Mortgage Bonds that is not redeemable prior to maturity and matures on April 1, 2012. Unless we purchase or defease some of this series of First Mortgage Bonds or increase the net book value of our Electric and Gas Utility Property or our Capitalization to at least $700 million, a Release Date is unlikely to occur prior to April 1, 2012.

LIMITATION ON SECURED DEBT

     So long as any of the Debt Securities remain outstanding, we will not issue any Secured Debt other than Permitted Secured Debt (in each case as defined below) without the consent of the holders of a majority in principal amount of the outstanding Debt Securities of all series with respect to which this covenant is made, considered as one class; provided, however, that this covenant will not prohibit the creation or existence of any Secured Debt if either:

o we make effective provision whereby all Debt Securities then outstanding will be secured equally and ratably with the Secured Debt; or

o we deliver to the Indenture Trustee bonds, notes or other evidences of indebtedness secured by the lien which secures the Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the Debt Securities then outstanding and meeting other requirements set forth in the Indenture.

     "Secured Debt" means Debt created, issued, incurred or assumed by us which is secured by a lien upon any of our property (other than Excepted Property). For purposes of this covenant, any Capitalized Lease Liabilities will be deemed to be Debt secured by a lien on our property.

     "Debt" means:

o our indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay the borrowed money;

o    any guaranty by us of any indebtedness of another person; and

o    any Capitalized Lease Liabilities.

     "Debt" does not include, among other things:

o indebtedness under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services;

o any trade obligations (including any obligations under power or other commodity purchase agreements and any associated hedges or derivatives) or other obligations in the ordinary course of business;

o obligations under any lease agreement that are not Capitalized Lease Liabilities; or

o any liens securing indebtedness, neither assumed nor guaranteed by us nor on which we customarily pay interest, existing upon real estate or rights in or relating to real estate acquired by us for substation, transmission line, transportation line, distribution line or right of way purposes.

          "Permitted Secured Debt" means, as of any particular time:

o    Class A Bonds and Debt Securities issued prior to the Release Date;

o Secured Debt which matures less than one year from the date of the issuance or incurrence and is not extendible at the option of the issuer; and any refundings, refinancings and/or replacements of any the Secured Debt by or with Secured Debt that matures less than one year from the date of the refunding, refinancing and/or replacement and is not extendible at the option of the issuer;

o Secured Debt secured by Purchase Money Liens or any other liens existing or placed upon property at the time of, or within one hundred eighty (180) days after, the acquisition thereof by us, and any refundings, refinancings and/or replacements of any the Secured Debt; provided, however, that no Purchase Money Lien or other Lien of this type will extend to or cover any of our property other than (1) the property so acquired and improvements, extensions and additions to the property and renewals, replacements and substitutions of or for the property or any part or parts of the property and (2) with respect to Purchase Money Liens, other property subsequently acquired by us;

o Secured Debt relating to governmental obligations the interest on which is not included in gross income for purposes of federal income taxation pursuant to Section 103 of the Internal Revenue Code of 1986, as amended (or any successor provision of law), for the purpose of financing or refinancing, in whole or in part, costs of acquisition or construction of property to be used by us, to the extent that the lien which secures the Secured Debt is required either by applicable law or by the issuer of the governmental obligations or is otherwise necessary in order to establish or maintain the exclusion from gross income; and any refundings, refinancings and/or replacements of any Secured Debt by or with similar Secured Debt;

o Secured Debt (i) which is related to the construction or acquisition of property not previously owned by us or (ii) which is related to the financing of a project involving the development or expansion of our property and (iii) in either case, the obligee in respect of which has no recourse to us or any of our property other than the property constructed or acquired with the proceeds of the transaction or the project financed with the proceeds of the transaction (or the proceeds of the property or the project); and any refundings, refinancings and/or replacements of any Secured Debt by or with Secured Debt described in clause (iii) above; and

o in addition to the Permitted Secured Debt described above, Secured Debt not otherwise so permitted in an aggregate principal amount not exceeding the greater of 10% of our Net Tangible Assets or 10% of our Capitalization.

     "Net Tangible Assets" means the amount shown as total assets on our unconsolidated balance sheet, less (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, unamortized debt discount and expense and other regulatory assets carried as assets on our unconsolidated balance sheet and (ii) appropriate adjustments, if any, on account of minority interests. Net Tangible Assets will be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged.

     "Capitalized Lease Liabilities" means the amount, if any, shown as liabilities on our unconsolidated balance sheet for capitalized leases of electric transmission and distribution property not owned by us, which amount will be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged.

(Indenture, Section 707.)

DEFEASANCE

     We will be discharged from our obligations on the Debt Securities of a particular series if we irrevocably deposit with the Indenture Trustee or any paying agent, other than us, sufficient cash or government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of that series of Debt Securities. (Indenture, Section 801.)

CONSOLIDATION, MERGER AND CONVEYANCE OF ASSETS

     Under the terms of the Indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease as, or substantially as, an entirety to any entity our Electric and Gas Utility Property, unless:

     o the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases our Electric and Gas Utility Property as, or substantially as, an entirety, is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes our obligations on all Debt Securities then outstanding under the Indenture and if the consolidation, merger, conveyance, sale or other transfer occurs prior to the Release Date, confirms the lien of the Indenture on the collateral for the Debt Securities;

     o in the case of a lease, the lease is made expressly subject to termination by us or by the Indenture Trustee and by the purchaser of the property so leased at any sale thereof at any time during the continuance of an event of default under the Indenture;

     o we shall have delivered to the Indenture Trustee an officer's certificate and an opinion of counsel as provided in the Indenture; and

     o immediately after giving effect to the transaction, no event of default under the Indenture, or event which, after notice or lapse of time or both, would become an event of default under the Indenture, shall have occurred and be continuing.

(Indenture, Section 1201.) In the case of the conveyance or other transfer of the Electric and Gas Utility Property as, or substantially as, an entirety to any other person, upon the satisfaction of all the conditions described above, we would be released and discharged from all our obligations under the Indenture and on the Debt Securities then outstanding unless we elect to waive release and discharge. (Indenture, Section 1204.)

     The Indenture does not prevent or restrict:

o any conveyance or other transfer, or lease, of any part of our Electric and Gas Utility Property that does not constitute the entirety, or substantially the entirety, of our Electric and Gas Utility Property; or (Indenture, Section 1205.)

o any conveyance, transfer or lease of any of our properties where we retain Electric and Gas Utility Property with a fair value in excess of 143% of the aggregate principal amount of all outstanding Debt Securities, and any other outstanding debt securities that rank equally with, or senior to, the Debt Securities with respect to the Electric and Gas Utility Property, other than any Class A Bonds held by the Indenture Trustee. This fair value will be determined within 90 days of the conveyance, transfer or lease by an independent expert that we select and that is approved by the Indenture Trustee. (Indenture, Section 1206.)

The terms of the Indenture do not restrict us in a merger in which we are the surviving entity. (Indenture, Section 1205.)

EVENTS OF DEFAULT

     "Event of default," when used in the Indenture with respect to Debt Securities, means any of the following:

o    failure to pay interest on any Debt Security for 30 days after it is due;

o failure to pay the principal of or any premium on any Debt Security when due;

o failure to perform any other covenant in the Indenture that continues for 90 days after we receive written notice from the Indenture Trustee, or we and the Indenture Trustee receive a written notice from the holders of at least 33% in aggregate principal amount of the outstanding Debt Securities, unless the Trustee, or the Trustee and the holders of a principal amount of Debt Securities not less than the principal amount of Debt Securities the holders of which gave such notice, as the case may be, agree in writing to an extension of such period prior to its expiration; provided, however, that the Trustee, or the Trustee and the holders of such principal amount of Debt Securities, as the case may be, shall be deemed to have agreed to an extension of such period if corrective action is initiated by us within such period and is being diligently pursued;

o events of bankruptcy, insolvency or our reorganization as specified in the Indenture;

o as long as the Indenture Trustee holds any outstanding Class A Bonds which were delivered as the basis for the authentication and delivery of outstanding Debt Securities, the occurrence of a matured event of default under the related Class A Mortgage (other than a matured event of default which (i) is not a failure to make payments on Class A Bonds and is not of similar kind or character to the event of default relating to events of bankruptcy, insolvency or reorganization, referred to above, and (ii) has not resulted in the acceleration of the outstanding Class A Bonds under the Class A Mortgage); provided, however, that the waiver or cure of the event of default under a Class A Mortgage will constitute a waiver and cure of the corresponding event of default under the Indenture, and the rescission and annulment of the consequences thereof will constitute a rescission and annulment of the corresponding consequences under the Indenture; or

o any other event of default included in any supplemental indenture, board resolution or officer's certificate establishing that series of Debt Securities.

(Indenture, Sections 301, 901 and 1301.)

REMEDIES

     If an event of default under the Indenture occurs and is continuing, then the Indenture Trustee or the holders of at least 33% in aggregate principal amount of the outstanding Debt Securities may declare the principal amount of all of the Debt Securities to be due and payable immediately.

     At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the event of default under the Indenture giving rise to the declaration of acceleration will be considered cured, and the declaration and its consequences will be considered rescinded and annulled, if:

o we have paid or deposited with the Indenture Trustee a sum sufficient to pay:

     (1)  all overdue interest on all outstanding Debt Securities;
     (2) the principal of and premium, if any, on the outstanding Debt Securities that have become due otherwise than by the declaration of acceleration and overdue interest thereon;
     (3)  interest on overdue interest to the extent lawful; and
     (4)  all amounts due to the Indenture Trustee under the Indenture; and

o any other event of default under the Indenture with respect to the Debt Securities of that series has been cured or waived as provided in the Indenture.

(Indenture, Section 902.)

     There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

     Subject to the Indenture, under specified circumstances and to the extent permitted by law, if an event of default under the Indenture occurs and is continuing prior to the Release Date, the Indenture Trustee has the power to appoint a receiver of the collateral for the Debt Securities, and is entitled to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (Indenture, Section 917.)

     Upon the occurrence and continuance of an event of default under the Indenture after the Release Date, the remedies of the Indenture Trustee and the holders under the Indenture would be limited to the rights of unsecured creditors.

     In addition to every other right and remedy provided in the Indenture, the Indenture Trustee may exercise any right or remedy available to the Indenture Trustee in its capacity as owner and holder of Class A Bonds which arises as a result of a default or matured event of default under any Class A Mortgage, whether or not an event of default under the Indenture has occurred and is continuing. (Indenture, Section 916.)

     Other than its duties in case of an event of default under the Indenture, the Indenture Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Indenture Trustee a reasonable indemnity. (Indenture, Section 1003.) If they provide this reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any power conferred upon the Indenture Trustee. The Indenture Trustee is not obligated to comply with directions that conflict with law or other provisions of the Indenture. (Indenture, Section 912.)

     No holder of Debt Securities will have any right to institute any proceeding under the Indenture, or any remedy under the Indenture, unless:

o the holder has previously given to the Indenture Trustee written notice of a continuing event of default under the Indenture;

o the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series have made a written request to the Indenture Trustee, and have offered reasonable indemnity to the Indenture Trustee to institute proceedings; and

o the Indenture Trustee has failed to institute any proceeding for 60 days after notice and has not received during that period any direction from the holders of a majority in aggregate principal amount of the outstanding Debt Securities, inconsistent with the written request of holders referred to above.

(Indenture, Section 907.) However, these limitations do not apply to a suit by a holder of an Debt Security for payment of the principal, premium, if any, or interest on the Debt Security on or after the applicable due date.
(Indenture, Section 908.)

     We will provide to the Indenture Trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the Indenture. (Indenture, Section 705.)

MODIFICATION AND WAIVER

     Without the consent of any holder of Debt Securities, we and the Indenture Trustee may enter into one or more supplemental indentures for any of the following purposes:

o to evidence the assumption by any permitted successor of our covenants in the Indenture and in the Debt Securities;

o to permit an entity acquiring a substantial portion of our Electric and Gas Utility Property to assume a pro rata share of the outstanding Debt Securities based upon the net book value of the Electric and Gas Utility Property acquired by that entity and to release us and our properties from any obligations or liens under the Indenture with respect to those assumed Debt Securities, provided that the assumed Debt Securities will be secured by a lien on the acquired Electric and Gas Utility Property to substantially the same extent and upon substantially the same terms as provided in the Indenture except for the substitution of the acquiring entity for us;

o to add one or more covenants or other provisions for the benefit of the holders of all or any series or tranche of Debt Securities, or to surrender any right or power conferred upon us;

o to add additional events of default under the Indenture for all or any series of Debt Securities;

o to change or eliminate or add any provision to the Indenture; provided, however, if the change will adversely affect the interests of the holders of Debt Securities of any series in any material respect, the change, elimination or addition will become effective only:

     (1) when the consent of the holders of Debt Securities of such series has been obtained in accordance with the Indenture; or

     (2) when no Debt Securities of the affected series remain outstanding under the Indenture;

o    to provide additional security for any Debt Securities;

o to establish the form or terms of Debt Securities of any other series as permitted by the Indenture;

o to provide for the authentication and delivery of bearer securities with or without coupons;

o to evidence and provide for the acceptance of appointment by a separate or successor Trustee or co-trustee;

o to provide for the procedures required for use of a noncertificated system of registration for the Debt Securities of all or any series;

o to change any place where principal, premium, if any, and interest shall be payable, Debt Securities may be surrendered for registration of transfer or exchange and notices to us may be served;

o to amend and restate the Indenture as originally executed and as amended from time to time, with additions, deletions and other changes that do not adversely affect the interests of the holders of Debt Securities of any series in any material respect;

o    to cure any ambiguity or inconsistency; or

o after the Release Date, to amend the Indenture to eliminate any provisions related to the lien of the Indenture, collateral for the Debt Securities and Class A Bonds which are no longer applicable.

(Indenture, Section 1301.)

     The holders of at least a majority in aggregate principal amount of the Debt Securities of all series then outstanding may waive compliance by us with some restrictive provisions of the Indenture. (Indenture, Section 706.) The holders of not less than a majority in principal amount of the outstanding Debt Securities may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding Debt Security of any series affected. (Indenture, Section 913.)

     Except as provided below, the consent of the holders of a majority in aggregate principal amount of the Debt Securities of all series then outstanding, considered as one class, is required for all other modifications to the Indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series that are directly affected, considered as one class, will be required. Notwithstanding the foregoing, no amendment or modification may without the consent of the holders of each Debt Security of all directly affected series then outstanding:

o change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of any Debt Security or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security;

o create any lien ranking prior to the lien of the Indenture with respect to more than 10% of the collateral for the Debt Securities or, except as provided in the Indenture in connection with releases, the withdrawal of cash held by the Indenture Trustee and the Release Date, terminate the lien of the Indenture on more than 10% of the collateral for the Debt Securities or deprive any holder of the benefits of the security of the lien of the Indenture;

o reduce the percentage in principal amount of the outstanding Debt Securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

o modify some of the provisions of the Indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the Debt Securities of any series.

     A supplemental indenture that changes the Indenture solely for the benefit of one or more particular series of Debt Securities, or modifies the rights of the holders of Debt Securities of one or more series, will not affect the rights under the Indenture of the holders of the Debt Securities of any other series. (Indenture, Section 1302.)

     The Indenture provides that Debt Securities owned by us or anyone else required to make payment on the Debt Securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Indenture, Section 101.)

     We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or similar act of the holders, but we have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding Debt Securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding Debt Securities will be computed as of the record date.

     Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder of any Debt Security will bind every future holder of that Debt Security and the holder of every Debt Security issued upon the registration of transfer of or in exchange for that Debt Security. A transferee will also be bound by acts of the Indenture Trustee or us in reliance thereon, whether or not notation of that action is made upon the Debt Security. (Indenture, Section 106.)

VOTING OF CLASS A BONDS

     The Indenture provides that the Indenture Trustee will, as holder of Class A Bonds delivered as the basis for the issuance of Debt Securities, attend meetings of bondholders under the related Class A Mortgage, or deliver its proxy in connection with those meetings, that relate to matters with respect to which it, as a holder, is entitled to vote or consent. The Indenture provides that, so long as no event of default under the Indenture has occurred and is continuing, the Indenture Trustee will, as holder of the Class A Bonds, vote or consent (without any consent or other action by the holders of the Debt Securities, except as described in the proviso of paragraph (7) below) in favor of any amendments or modifications to the Class A Mortgage of substantially the same tenor and effect as follows:

     (1) to modify any Class A Mortgage to allow us to issue Class A Bonds up to 70% of the lower of (a) the fair value to us of the property subject to the lien of that Class A Mortgage as of a valuation date specified by us and (b) the cost of that property as of the valuation date;

     (2)  to make certain technical amendments to the Mortgage;

     (3) to delete the net earnings test for the issuance of Class A Bonds and all references to it in any Class A Mortgage;

     (4) to amend any Class A Mortgage so we may pay dividends and distributions to our common stockholders and repurchase our common stock so long as our shareholders' equity is positive;

     (5) to amend any Class A Mortgage to permit an entity acquiring a substantial portion of the property subject to the lien of that Class A Mortgage to assume a pro rata share of the outstanding Class A Bonds issued under that Class A Mortgage based upon the net book value of that property acquired by that entity and to release us and our properties from any obligations or liens under that Class A Mortgage with respect to those assumed Class A Bonds, provided that the assumed Class A Bonds will be secured by a first lien on that acquired property to substantially the same extent and upon substantially the same terms as provided in that Class A Mortgage except for the substitution of the acquiring entity for us;

     (6) to conform any provision of a Class A Mortgage in all material respects to the correlative provision of the Indenture, to add to a Class A Mortgage any provision not otherwise contained therein which conforms in all material respects to a provision contained in the Indenture, to delete from a Class A Mortgage any provision to which the Indenture contains no correlative provision and any combination of the foregoing; and/or

     (7) with respect to any amendments or modifications to any Class A Mortgage other than those amendments or modifications referred to in clauses (1) through (6) above, vote all the Class A Bonds delivered under the Class A Mortgage, or consent with respect thereto, proportionately with the vote or consent of holders of all other Class A Bonds outstanding under the Class A Mortgage the holders of which are eligible to vote or consent, as evidenced by a certificate delivered by the trustee under the Class A Mortgage; provided, however, that the Indenture Trustee will not vote in favor of, or consent to, any amendment or modification of a Class A Mortgage which, if it were an amendment or modification of the Indenture, would require the consent of holders of Debt Securities as described under "Modification and Waiver," without the prior consent of holders of Debt Securities which would be required for an amendment or modification of the Indenture. (Indenture, Section 1705.)

     As described more fully in DESCRIPTION OF THE FIRST MORTGAGE BONDS - "Modification" below, we may make amendments to, or eliminate some of the covenants in, the Mortgage with the consent of the holders of 60% of the outstanding First Mortgage Bonds issued under the Mortgage. A holder of Debt Securities would no longer benefit from the covenants contained in the Mortgage should the Indenture Trustee vote these First Mortgage Bonds to amend or eliminate the covenants as described above.

RESIGNATION OF A TRUSTEE

     The Indenture Trustee may resign at any time by giving written notice to us or may be removed at any time by an act of the holders of a majority in principal amount of all series of Debt Securities then outstanding delivered to the Indenture Trustee and us. No resignation or removal of the Indenture Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the Indenture Trustee a resolution of our Board of Directors appointing a successor trustee and the successor has accepted the appointment in accordance with the terms of the Indenture, the Indenture Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. (Indenture, Section 1010.)

NOTICES

     Notices to holders of Debt Securities will be given by mail to the addresses of the holders as they may appear in the security register for Debt Securities. (Indenture, Section 108.)

TITLE

     We, the Indenture Trustee, and any of our or the Indenture Trustee's agents, may treat the person in whose name Debt Securities are registered as the absolute owner thereof, whether or not the Debt Securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308.)

GOVERNING LAW

     The Indenture is, and the Debt Securities will be, governed by, and construed in accordance with, the laws of the state of New York except where otherwise required by law. (Indenture, Section 114.)

INFORMATION ABOUT THE INDENTURE TRUSTEE

     The Indenture Trustee will be The Bank of New York. In addition to acting as Indenture Trustee, The Bank of New York also acts as the Mortgage Trustee. The Bank of New York also acts, and may act, as trustee under various other of our and our affiliates' indentures, trusts and guarantees. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the trustee and its affiliates in the ordinary course of our respective businesses.

                     DESCRIPTION OF THE FIRST MORTGAGE BONDS

     As discussed above under DESCRIPTION OF THE DEBT SECURITIES - "Security" and "Discharge of Lien; Release Date," the Debt Securities will be issued on the basis of, and primarily secured by, one or more series of first mortgage bonds issued by us under the Indenture of Mortgage, dated as of May 1, 1939, made by and between MDU (formerly Montana-Dakota Utilities Co.) and The New York Trust Company (The Bank of New York, as successor Corporate Trustee (the "Mortgage Trustee")) and all indentures supplemental thereto (including the (Forty-Fifth) Supplemental Indenture, dated as of April 21, 1992, which contains, in Part II thereof, a Restatement of Indenture) (collectively, the "Mortgage") and delivered by us to the Indenture Trustee. In this prospectus we refer to all first mortgage bonds issued or to be issued under the Mortgage, including the first mortgage bonds to be delivered to the Indenture Trustee, as, collectively, the "First Mortgage Bonds."

     We will issue First Mortgage Bonds in an aggregate principal amount equal to the aggregate principal amount of the Debt Securities, in one or more series, under the Mortgage, in fully registered form. First Mortgage Bonds are, or will be, secured by a first mortgage lien on the Mortgaged Property as described below under "Security and Priority." All First Mortgage Bonds are equally secured and rank equally with respect to each other.

     The Mortgage is filed as an exhibit to the registration statement. This section of the prospectus contains a summary of all material provisions of the Mortgage. The Mortgage and its associated documents contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the First Mortgage Bonds or the Mortgage. This summary is subject to and qualified in its entirety by reference to all the provisions of the Mortgage, including definitions of terms used in the Mortgage, which may be used in this document without definition. We also include references in parentheses to sections of the Mortgage. Whenever we refer to particular sections or defined terms of the Mortgage in this prospectus or in a prospectus supplement, the references are to the Restatement of Indenture described above, and all amendments or modifications to the Restatement of Indenture, if any; and the sections or defined terms are incorporated by reference into this document or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the First Mortgage Bonds described in the applicable prospectus supplement or supplements. The Mortgage has been qualified under the Trust Indenture Act, and you should refer to the Trust Indenture Act for provisions that apply to the First Mortgage Bonds.

SECURITY AND PRIORITY

     In the opinion of our General Counsel, the First Mortgage Bonds now or hereafter issued will be secured, together with all other First Mortgage Bonds, by a valid and direct first mortgage lien on substantially all of the real and fixed properties owned and all franchises held by us immediately prior to July 1, 2000, together with improvements, extensions and additions to, and renewals, replacements and substitutions of or for, any part or parts of these properties, other than property expressly excepted or released from the Mortgage (as described below), subject to the lien of taxes for the current year and the lien of taxes and assessments not yet delinquent and to specified exceptions and reservations which do not, in the opinion of counsel, materially affect our title to or right to use the properties. This property, other than property excepted and released from the Mortgage, is sometimes referred to as the "Mortgaged Property." There are excepted from Mortgaged Property all properties acquired by us on or after July 1, 2000, including the properties acquired in the merger with Great Plains Energy Corp. and Great Plains Natural Gas Co. (which include all properties of the Company located in the state of Minnesota and all gas distribution properties located in the southeastern part of North Dakota), but excluding improvements, extensions and additions to, and renewals, replacements and substitutions of or for, any part or parts of the Mortgaged Property owned by us immediately prior to July 1, 2000 unless otherwise excepted from the lien of the Mortgage. There are also excepted from Mortgaged Property all cash, receivables and securities (including the capital stock of Centennial Energy Holdings, Inc., WBI Holdings, Inc., Knife River Corporation, Utility Services, Inc., Centennial Energy Resources LLC, Centennial Holdings Capital LLC, Centennial Energy Resources International Inc, Fidelity Exploration & Production Company and any other subsidiaries); some contracts; merchandise, appliances, materials or supplies; electric energy, gas, steam and other products; and automobiles, tractors, ships, railroad cars and aircraft and various other transportation equipment. The property of subsidiaries, including Centennial Energy Holdings, Inc., WBI Holdings, Inc., Knife River Corporation, Utility Services, Inc., Centennial Energy Resources LLC, Centennial Holdings Capital LLC, Centennial Energy Resources International Inc, Fidelity Exploration & Production Company and any other subsidiaries), is not subject to the lien of the Mortgage. We have released and transferred certain properties from the lien of the Mortgage since July 1, 2000, and may release additional property subject to the lien of the Mortgage against various credits, including:

     o    cash deposited with the Mortgage Trustee,

     o the principal amount of bonds or other obligations deposited with the Mortgage Trustee secured by a purchase money mortgage on the property released up to 70% of the fair value to us of that property, or

     o the fair value in cash of bonds or other obligations of municipal corporations or other governmental subdivisions possessing taxing power.

We may withdraw cash held by the Mortgage Trustee against various credits, including

     o the principal amount of refundable bonds not previously used under the Mortgage,

     o    70% of the net bondable value of property additions, or

     o the lesser of cost or fair value to us of property which is already subject to the lien of the Mortgage, but which has not yet been used as a credit under any provisions of the Mortgage.

Property not used as the basis for the issuance of First Mortgage Bonds or otherwise as a credit under the Mortgage may in effect be released without substitution of equivalent property.

     The Mortgage provides that after-acquired properties (other than the excepted property and released property described above) that are improvements, extensions or additions to, or renewals, replacements or substitutions of or for, any part or parts of the Mortgaged Property will be subject to the lien of the Mortgage. (Mortgage, Forty-Ninth Supplemental Indenture.) We also may elect to subject additional property to the lien of the Mortgage by amending the Mortgage.

ISSUANCE OF ADDITIONAL FIRST MORTGAGE BONDS

         We may issue additional First Mortgage Bonds ranking equally with outstanding First Mortgage Bonds in a principal amount equal to:

     (1)  70% of the net bondable value of property additions we acquire;

     (2)  the amount of cash deposited with the Mortgage Trustee; and

     (3) the amount of refundable First Mortgage Bonds surrendered to the Mortgage Trustee.

(Mortgage, Sections 3.04 through 3.06.)

     The First Mortgage Bonds will be issued against property additions, refunded First Mortgage Bonds and/or the deposit of cash. On June 30, 2003, we had approximately $251 million of available Property Additions and $163 million of refunded First Mortgage Bonds. See the discussion above under "Security and Priority."

     With some exceptions in the case of (3) above, additional First Mortgage Bonds may be issued only if our net earnings available for interest after depletion, as defined in the Mortgage, for any twelve consecutive calendar months within the fifteen calendar months immediately preceding the month in which the application for the additional First Mortgage Bonds is made, are in the aggregate equal to at least two times the amount of the annual stated interest charges on all First Mortgage Bonds thereafter to be outstanding, and on all permitted equal or prior lien debt, if any. (Mortgage, Sections 1.01 and 3.03.) For the twelve months ended June 30, 2003, our net earnings available for interest after depletion were $79 million or 8.1 times the annual stated interest charges on all First Mortgage Bonds and permitted equal or prior lien debt outstanding on that date, which would have permitted us to issue approximately $339 million of additional First Mortgage Bonds.

     Property available for use as property additions includes property useful in the energy business in any form (other than gas but including gas distribution property) and water and steam heat property. The property may be located anywhere in the United States of America or its coastal waters and may also include space satellites (including solar power satellites), space stations and other analogous facilities. (Mortgage, Section 1.01.)

     Any additional First Mortgage Bonds issued by us would not be included as Debt Securities covered by this prospectus or the registration statement that this prospectus is included within.

DIVIDEND RESTRICTIONS

     So long as any of the First Mortgage Bonds are outstanding, we may declare and pay dividends in cash or property on our common stock only out of Surplus, as defined in the Mortgage, or out of net profits for the fiscal year or the preceding fiscal year. However, we may not pay dividends out of net profits if the Capital of the Company, as defined in the Mortgage, has been diminished to a specified extent. (Mortgage, Section 2.01.)

MAINTENANCE AND DEPRECIATION PROVISIONS

     We are required to make expenditures necessary to maintain the mortgaged property in good repair, except that we may abandon any property, and to make provisions for depreciation and for depletion of depletable fixed assets in accordance with good accounting practices and in accordance with any applicable rules of any regulatory authority having jurisdiction. (Mortgage, Section 6.06.)

MODIFICATION

     Modifications of the terms of the Mortgage may be made with our consent by an affirmative vote of at least 60% in principal amount of outstanding First Mortgage Bonds and of at least 60% in principal amount of outstanding First Mortgage Bonds of any series especially affected by the modification; but no modification may be made which will affect the terms of payment of the principal at maturity of, or interest on, any First Mortgage Bond. (Mortgage, Article XV.)

VOTING OF FIRST MORTGAGE BONDS HELD BY THE INDENTURE TRUSTEE

     The Indenture Trustee will, as holder of the First Mortgage Bonds, attend meetings of bondholders under the Mortgage, or deliver its proxy in connection with those meetings, as to matters with respect to which it is entitled to vote or consent. See DESCRIPTION OF THE DEBT SECURITIES - "Voting of Class A Bonds."

DEFAULTS AND NOTICE OF DEFAULTS

     "Events of default" include the failure to pay principal, failure for 30 days to pay interest or to make any required deposit in any fund for the purchase or redemption of First Mortgage Bonds (including any sinking fund or improvement and sinking fund), failure for 90 days after written notice to perform any other covenant, and various events in bankruptcy or insolvency. (Mortgage, Article IX.)

     The Trustees under the Mortgage are required to give notice to Bondholders of any continuing event of default known to them, but other than for a default in the payment of principal or interest or a sinking fund installment, the Trustees may withhold notice if the responsible officers of the Corporate Trustee in good faith determine that the withholding is in the interests of the Bondholders. (Mortgage, Section 13.03.)

SATISFACTION AND DISCHARGE

     Once we make due provision for the payment of all of the First Mortgage Bonds and paying all other sums due under the Mortgage, the Mortgage will cease to be of further effect and may be discharged. (Mortgage, Article XVI.)

ANNUAL REPORT TO THE MORTGAGE TRUSTEE

     We must give the Mortgage Trustee an annual statement as to whether or not we have fulfilled our obligations under the Mortgage throughout the preceding calendar year.

                         DESCRIPTION OF THE COMMON STOCK

COMMON STOCK - GENERAL

     The following is a description of all material attributes of our common stock. This description is not complete, and we qualify it by referring to the laws of the state of Delaware and our restated certificate of incorporation, amended bylaws and Mortgage. The restated certificate of incorporation, amended bylaws and Mortgage are exhibits 3(a), 3(b) and 4(a), respectively, to the registration statement that this prospectus is included within and all of these documents are incorporated into this prospectus by reference. We also refer you to the rights agreement, dated as of November 12, 1998, between us and Norwest Bank Minnesota, NA (now, Wells Fargo Bank Minnesota, N.A.), as rights agent, that we incorporate into this document by reference to Exhibit 4(c) to the registration statement that this prospectus is included within.

     Our restated certificate of incorporation authorizes us to issue 252,000,000 shares of stock, divided into four classes:

     o    500,000 shares of preferred stock, $100 par value;

     o    1,000,000 shares of preferred stock A, without par value;

     o    500,000 shares of preference stock, without par value; and

     o    250,000,000 shares of common stock, $1.00 par value.


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


DIVIDEND RIGHTS

     Under our restated certificate of incorporation, we may declare and pay dividends on our common stock, out of surplus or net profits, only if we have paid or provided for full cumulative dividends on all outstanding shares of preferred and preference stock. As of June 30, 2003, we had no preference stock outstanding.

     In addition to these provisions, our first mortgage bond indenture includes a covenant generally to the effect that we may declare and pay dividends in cash or property on our common stock only either (1) out of "surplus" or (2) in case there is no "surplus," out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. For purposes of this test, "surplus" means the excess of our net assets over our "capital"; and "capital" means that part of the consideration received by us for any of our shares of common stock which has been determined to be "capital."

VOTING RIGHTS

     Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by stockholders. The holders of our common stock do not have cumulative voting rights.

     The holders of our preferred stock, preferred stock A and preference stock do not have the right to vote, except as our board of directors establishes or as provided in our restated certificate of incorporation or bylaws or as determined by state law.

     Our restated certificate of incorporation gives the holders of our preferred stock, preferred stock A or the preference stock the right to vote if dividends are unpaid, in whole or in part, on their shares for one year. The holders have one vote per share until we pay the dividend arrearage, declare dividends for the current dividend period and set aside the funds to pay the current dividends. In addition, the holders of some series of our preferred stock and preferred stock A, and/or the holders of our preference stock, must approve amendments to the restated certificate of incorporation in some instances.

LIQUIDATION RIGHTS

     If we were to liquidate, the holders of the preferred stock, preferred stock A and the preference stock have the right to receive specified amounts, as set forth in our restated certificate of incorporation, before we can make any payments to the holders of our common stock. After the preferred and preference stock payments are made, the holders of our common stock are entitled to share in all of our remaining assets available for distribution to stockholders.

OTHER RIGHTS

     Our common stock is not liable to further calls or assessment. The holders of our common stock have no preemptive rights. Our common stock cannot be redeemed, and it does not have any conversion rights or sinking fund provisions.

EFFECTS ON OUR COMMON STOCK IF WE ISSUE PREFERRED OR PREFERENCE STOCK

     Our board of directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock, 1,000,000 shares of preferred stock A and 500,000 shares of preference stock, each in one or more series. Our board of directors has the authority to determine the terms of each series of any preferred or preference stock, within the limits of the restated certificate of incorporation and the laws of the state of Delaware. These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights.

     If we issue any preferred or preference stock, we may negatively affect the holders of our common stock. These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price of


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


our common stock. In addition, the ability of our board of directors to issue preferred or preference stock may delay or prevent a change in control of MDU Resources.

     As of June 30, 2003, we had 163,000 shares of preferred stock outstanding, and we have reserved 125,000 shares of Series B preference stock for issuance in connection with our rights plan.

PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND OUR BYLAWS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL

     Our restated certificate of incorporation and bylaws contain provisions which will make it difficult to obtain control of MDU Resources if our board of directors does not approve the transaction. The provisions include the following:

     PROVISIONS RELATING TO OUR BOARD OF DIRECTORS

          CLASSIFIED BOARD

     We have divided the members of our board of directors into three classes as nearly equal in number as may be. Directors in each class are elected for a three-year term.

     This classification of our board of directors may prevent stockholders from changing the membership of the entire board of directors in a relatively short period of time. At least two annual meetings, instead of one, generally will be required to change the majority of directors. The classified board provisions could have the effect of prolonging the time required for a stockholder with significant voting power to gain majority representation on our board of directors. Where majority or supermajority board of directors approval is necessary for a transaction, like in the case of an interested stockholder business combination, the inability immediately to gain majority representation on the board of directors could discourage takeovers and tender offers.

          NUMBER OF DIRECTORS, VACANCIES, REMOVAL OF DIRECTORS

     Our restated certificate of incorporation provides that our board of directors will have at least six and at most 15 directors. Two-thirds of the continuing directors decide the exact number of directors at a given time. Our board fills any new directorships it creates and any vacancies.

     Our directors may be removed only for cause and then only by a majority of the shares entitled to vote.

MEETINGS OF STOCKHOLDERS

          NO CUMULATIVE VOTING

     Our restated certificate of incorporation does not provide for cumulative voting.

          ADVANCE NOTICE PROVISIONS

     Our bylaws require that for a stockholder to nominate a director or bring other business before an annual meeting, the stockholder must give notice not less than 120 days prior to the date corresponding to the date on which we first mailed our proxy materials for the prior year's annual meeting.

     Our restated certificate of incorporation prevents stockholders from calling a special meeting. In addition, our restated certificate of incorporation provides that stockholder action may be taken only at a stockholders' meeting.

AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION

     Our restated certificate of incorporation requires the affirmative vote of 80% of the common stock entitled to vote in order to amend Articles Twelfth, Thirteenth, Fourteenth, Fifteenth and Sixteenth of our restated certificate of incorporation, unless two-thirds of the continuing directors approve the amendment. Article Twelfth of our restated certificate of incorporation specifies fair price and other requirements applicable to a business combination involving an interested stockholder (e.g., a stockholder who is our affiliate). Article Thirteenth of our restated certificate of incorporation contains provisions relating to our board of directors, including provisions establishing a classified board. Article Fourteenth of our restated certificate of incorporation expressly permits our board of directors to consider the factors described below under "Provisions Relating to the Authorization of Business Combinations" in determining whether or not to approve some types of business combinations. Article Fifteenth of our restated certificate of incorporation contains the requirement described in the first sentence of this paragraph that 80% of the common stock entitled to vote must vote in favor of an amendment to the articles specified above unless two-thirds of the continuing directors approve the amendment. Finally, Article Sixteenth of the restated certificate of incorporation prohibits stockholders from taking action by written consent and describes the persons who may call special meetings of our stockholders.

PROVISIONS RELATING TO THE AUTHORIZATION OF BUSINESS COMBINATIONS

     Our restated certificate of incorporation requires the affirmative vote of 80% of the common stock entitled to vote for directors in order to authorize business combinations with interested stockholders. Any business combination must also meet specified fair price and procedural requirements. However, if two-thirds of our continuing directors approve the business combination, then the vote of 80% of the common stock and the fair price provisions will not be required.

     There is also a provision in our restated certificate of incorporation permitting our board of directors to consider the following factors in determining whether or not to approve some types of business combinations:

o The consideration to be received by us or our stockholders in connection with the business combination in relation not only to the then current market price for our outstanding capital stock, but also to the market price for our capital stock over a period of years, the estimated price that might be achieved in a negotiated sale of us as a whole or in part through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and our financial condition, future prospects and future value as an independent corporation;

o The character, integrity and business philosophy of the other party or parties to the business combination transaction and the management of that party or those parties;

o The business and financial conditions and earnings prospects of the other party or parties to the business combination transaction, including, but not limited to, debt service and other existing or likely financial obligations of that party or those parties, the intention of the other party or parties to the business combination transaction regarding the use of our assets to finance the acquisition, and the possible effect of the conditions upon us and our subsidiaries and the other elements of the communities in which we and our subsidiaries operate or are located;

o The projected social, legal and economic effects of the proposed action or transaction upon us or our subsidiaries, employees, suppliers, customers and others having similar relationships with us, and the communities in which we and our subsidiaries do business;

o    The general desirability of our continuance as an independent entity; and

o    Such other factors as the continuing directors may deem relevant.


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


PROVISIONS OF DELAWARE LAW THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. With some exceptions, this law prohibits us from engaging in some types of business combinations with a person who owns 15% or more of our outstanding voting stock for a three-year period after that person acquires the stock. This prohibition does not apply if our board of directors approved of the business combination or the acquisition of our stock before the person acquired 15% of the stock. A business combination includes mergers, consolidations, stock sales, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

TRANSFER AGENT; REGISTRAR

     The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, N.A., Saint Paul, Minnesota.

               DESCRIPTION OF THE PREFERENCE SHARE PURCHASE RIGHTS

GENERAL

     On November 12, 1998, the board of directors declared a dividend of one preference share purchase right for each outstanding share of common stock, par value $1.00 per share. The dividend was paid on December 1, 1998 to the stockholders of record on that date.

     Our board of directors has adopted a rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of the board of directors. The rights agreement should not interfere with any merger or other business combination approved by our board of directors.

     For those interested in the specific terms of the rights agreement between us and Wells Fargo Bank Minnesota, N.A., as the rights agent, dated as of November 12, 1998, we are providing the following summary description of all of the material terms of the rights agreement. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire rights agreement, a copy of which is available from us free of charge.

THE RIGHTS

     Our board of directors authorized the issuance of a preference share purchase right with respect to each issued and outstanding share of our common stock on December 1, 1998. The preference share purchase rights will initially trade with, and will be inseparable from, the common stock. The preference share purchase rights are evidenced only by certificates that represent shares of common stock. New preference share purchase rights will accompany any new shares of common stock that we issue after December 1, 1998 until the distribution date described below.

EXERCISE PRICE

     Each preference share purchase right will allow its holder to purchase from us one one-thousandth of a share of Series B preference stock for $125, once the preference share purchase rights become exercisable. This portion of a share of Series B preference stock will give the stockholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the preference share purchase right does not give its holder any dividend, voting, or liquidation rights.

EXERCISABILITY

     The preference share purchase rights will not be exercisable until:

o 10 days after the public announcement that a person or group has become an "acquiring person" by obtaining beneficial ownership of 15% or more of MDU Resources' outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an acquiring person.

     We refer to the date when the preference share purchase rights become exercisable as the "distribution date." Until that date, the common stock certificates will also evidence the preference share purchase rights, and any transfer of shares of common stock will constitute a transfer of preference share purchase rights. After that date, the preference share purchase rights will separate from the common stock and be evidenced by book-entry credits or by preference share purchase rights certificates that we would mail to all eligible holders of common stock. Any preference share purchase rights held by an acquiring person are void and may not be exercised.

     Our board of directors may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON

     Flip In. If a person or group becomes an acquiring person, all holders of preference share purchase rights except the acquiring person may, for $125, purchase shares of our common stock with a market value of $250, based on the market price of the common stock prior to the acquisition.

     Flip Over. If we are later acquired in a merger or similar transaction after the "preference share purchase rights distribution date," all holders of preference share purchase rights except the acquiring person may, for $125, purchase shares of the acquiring corporation with a market value of $250, based on the market price of the acquiring corporation's stock prior to the merger.

PREFERENCE SHARE PROVISIONS

     Each one one-thousandth of a share of Series B preference stock, if issued:

o    will not be redeemable.

o will entitle holders to quarterly dividend payments of $.001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o will have no voting power, except as otherwise provided by Delaware law or our restated certificate of incorporation.

o will entitle holders to a per share payment equal to the payment made on one share of common stock, if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-thousandth interest in a share of Series B preference stock should approximate the value of one share of common stock.

EXPIRATION

     The preference share purchase rights will expire on December 31, 2008.

REDEMPTION

     Our board of directors may redeem the preference share purchase rights for $.01 per preference share purchase right at any time before any person or group becomes an acquiring person. If the board of directors redeems any preference share purchase rights, it must redeem all of the preference share purchase rights. Once the preference share purchase rights are redeemed, the only right of the holders of preference share purchase rights will be to receive the redemption price of $.01 per preference share purchase right. The redemption price will be adjusted if we have a stock split of, or stock dividends on, our common stock.

EXCHANGE

     After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board of directors may extinguish the preference share purchase rights by exchanging one share of common stock or an equivalent security for each preference share purchase right, other than preference share purchase rights held by the acquiring person.

ANTI-DILUTION PROVISIONS

     Our board of directors may adjust the purchase price of a share of Series B preference stock, the number of shares of Series B preference stock issuable and the number of outstanding preference share purchase rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series B preference stock or common stock. No adjustments to the exercise price of less than 1% will be made.

AMENDMENTS

     The terms of the rights agreement may be amended by our board of directors without the consent of the holders of the preference share purchase rights. However, our board may not amend the rights agreement to lower the threshold at which a person or group becomes an acquiring person to below 10% of our outstanding common stock. In addition, our board may not cause a person or group to become an acquiring person by lowering this threshold below the percentage interest that the person or group already owns. After a person or group becomes an acquiring person, the board may not amend the agreement in a way that adversely affects holders of the preference share purchase rights.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered by this prospectus in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or
(iii) through agents to the public or to institutional investors. The prospectus supplement with respect to the securities being sold will set forth the terms of the offering of those securities, including the name or names of any underwriters or agents, the purchase price of the securities and the net proceeds to us from the sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, and any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters participate in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

     If the securities are sold by agents, commissions payable by us to those agents will be set forth in a related prospectus supplement. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

     Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities being offered if any are purchased.

     We may make sales of our common stock to or through one or more underwriters or agents in at-the-market offerings, and, if we engage in such transactions, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell shares of our common stock to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such distribution agreement, we may sell shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agent. The distribution agreement may provide that any shares of our common stock sold will be sold at prices related to the then prevailing market prices for our securities. Therefore, exact figures regarding net proceeds to us or commissions to be paid are impossible to determine and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or dealers may agree to solicit offers to purchase, blocks of our common stock. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus. To the extent that any named underwriter or agent acts as principal pursuant to the terms of a distribution agreement, or if we offer to sell shares of our common stock through another broker-dealer acting as underwriter, then such named underwriter may engage in certain transactions that stabilize, maintain or otherwise affect the price of our common stock. We will describe any such activities in the prospectus supplement relating to the transaction. To the extent that any named broker dealer or agent acts as agent on a best efforts basis pursuant to the terms of a distribution agreement, such broker dealer or agent will not engage in any such stabilization transactions.

     Underwriters and agents may be entitled under agreements entered into with us to indemnification against securities civil liabilities, including liabilities under the Securities Act of 1933. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

     Each series of securities offered by this prospectus will be a new issue and, except for the common stock, which is listed on the New York Stock Exchange and the Pacific Exchange, will have no established trading market. We may elect to list any series of new securities on an exchange, or in the case of the common stock, on any additional exchange, but unless otherwise indicated in the prospectus supplement, we have no obligation to cause any securities to be so listed. Any underwriters that purchase securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of, or the trading markets for, any securities.

                                     EXPERTS

     The consolidated financial statements and consolidated financial statement schedule incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference (which express an unqualified opinion and include an explanatory paragraph relating to the application of certain procedures relating to certain other disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 consolidated financial statements that were audited by other auditors for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Our consolidated financial statements and schedule as of December 31, 2001, and for the years ended December 31, 2001 and 2000 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle), and have been so incorporated in reliance upon the report and upon the authority of that firm as experts in accounting and auditing in giving the report. On February 14, 2002, we dismissed Arthur Andersen LLP as our independent public accounting firm, and on March 25, 2002, we hired Deloitte & Touche LLP as our independent auditors for the 2002 fiscal year. Since that time, Arthur Andersen LLP was convicted on federal charges of obstruction of justice, and in August 2002, Arthur Andersen LLP ceased performing auditing services worldwide. These events may materially and adversely affect the ability of Arthur Andersen LLP to satisfy all of their existing and future obligations, including claims under the federal securities laws. Accordingly, purchasers of our securities may be limited in their ability to recover damages from Arthur Andersen LLP for any claims that may arise out of Arthur Andersen LLP's audit of our financial statements. In addition, we were not able to obtain the consent of Arthur Andersen LLP as required by Section 7 of the Securities Act to the incorporation by reference of their report on the audited financial statements into the registration statement. As a result of Arthur Andersen LLP not having provided a consent, the ability of purchasers of our securities to assert claims and seek remedies against Arthur Andersen LLP may be limited with respect to their report, particularly those remedies arising under Section 11 of the Securities Act.

                                 LEGAL OPINIONS

     The validity of the securities has been passed upon for us by Lester H. Loble, II, Esq., our General Counsel, and also by Thelen Reid & Priest LLP, 875 Third Avenue, New York, New York 10022.

                            ________________________

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SECURITIES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

================================================================================






                                   $30,000,000


                            MDU RESOURCES GROUP, INC.

                           5.98% Senior Notes due 2033


                              ____________________


                              PROSPECTUS SUPPLEMENT


                                December 16, 2003


                              ____________________


                               UBS INVESTMENT BANK


                              ____________________








================================================================================